As filed with the Securities and Exchange Commission on October 1, 2018.

Registration No. 333-227026

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Livent Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**2819**	**82-4699376**
(State or Other Jurisdiction of Incorporation or Organization)	**(Primary Standard Industrial Classification Code Number)**	**(I.R.S. Employer Identification Number)**

c/o FMC Corporation
2929 Walnut Street
Philadelphia, Pennsylvania, 19104
215-299-6000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Paul W. Graves
President and Chief Executive Officer
Livent Corporation
c/o FMC Corporation
2929 Walnut Street
Philadelphia, Pennsylvania, 19104
215-299-6000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Michael Kaplan	**Rachel Sheridan**
William Aaronson	**Latham & Watkins LLP**
Davis Polk & Wardwell LLP	**555 Eleventh Street NW, Suite 1000**
450 Lexington Avenue	**Washington, DC 20004**
New York, New York 10017	**(202) 637-2200**
(212) 450-4000	

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐

Non-accelerated filer ☒   (Do not check if a smaller reporting company)   Smaller reporting company ☐

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

Title Of Each Class Of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee(3)
Common Stock, par value $0.001 per share	23,000,000	$23.00	$529,000,000	$65,860.50

(1) Includes 3,000,000 shares which the underwriters have the right to purchase to cover over-allotments.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3) Includes $12,450.00 previously paid by the Registrant in connection with previous filings of this Registration Statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED OCTOBER 1, 2018

PRELIMINARY PROSPECTUS

20,000,000 Shares

Livent Corporation

Common Stock
$ per share

This is the initial public offering for Livent Corporation ("Livent"). We are selling 20,000,000 shares of our common stock.

We anticipate that the initial public offering price will be between $17.00 and $23.00 per share. Prior to this offering, there has been no public market for our common stock.

We have granted the underwriters an option to purchase up to an aggregate of 3,000,000 additional shares of our common stock to cover over-allotments at the initial public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

We intend to list our common stock on the New York Stock Exchange (the "NYSE") under the symbol "LTHM."

After the completion of this offering, FMC will continue to own a majority of the voting power of shares of common stock eligible to vote in the election of our directors. As a result, we will be a "controlled company" within the meaning of the corporate governance standards of the NYSE. See "Management—Controlled Company Exception" and "Principal Shareholders."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 18.

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act and will therefore be subject to reduced reporting requirements. See "Prospectus Summary—Emerging Growth Company Status" for additional information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1) We have agreed to reimburse the underwriters for certain FINRA-related expenses. For additional information regarding underwriting compensation, see "Underwriting."

The underwriters expect to deliver the shares to purchasers on or about   , 2018 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

BofA Merrill Lynch   **Goldman Sachs & Co. LLC**   **Credit Suisse**

Co-Managers

Citigroup   **Loop Capital Markets**   **Nomura**

              , 2018

TABLE OF CONTENTS

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of Livent. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide to you. We are offering to sell, and seeking offers to buy, shares of common stock only under circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Unless the context requires otherwise, (a) references to "Livent," the "Company," "we," "us" and "our" refer to Livent Corporation and its consolidated subsidiaries after giving effect to the transactions described under "The Separation and Distribution Transactions—The Separation," and (b) references to "FMC," and "Parent" refer to FMC Corporation, Livent's parent, and its consolidated subsidiaries other than Livent and Livent's subsidiaries. Unless the context requires otherwise, statements relating to our history in this prospectus describe the history of FMC's lithium segment.

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and

Controlled Company

Immediately following the completion of this offering, FMC will beneficially own 86.01% of our outstanding common stock (or 84.25% if the underwriters' option to purchase additional shares of common stock is exercised in full). FMC expects in all cases to retain at least 80.1% of the Company's outstanding common stock immediately following the offering. Accordingly, we will be considered a "controlled company" under the NYSE rules. Under these rules, a "controlled company" may elect not to comply with certain corporate governance requirements, including the requirement to have a board comprised of a majority of independent directors. We intend to take advantage of these exemptions following the completion of this offering. See "Management—Controlled Company Exception."

The Distribution

FMC has informed us that, following this offering, it may make a tax-free distribution to its stockholders of all or a portion of its remaining equity interest in us, which may include one or more distributions effected as a dividend to all FMC stockholders, one or more distributions in exchange for FMC shares or other securities, or any combination thereof. We refer to any such potential distribution as the "Distribution." FMC has agreed not to effect the Distribution for a period of 120 days after the date of this prospectus. See "Underwriting."

FMC has no obligation to pursue or consummate any further dispositions of its ownership interest in us, including through the Distribution, by any specified date or at all. If pursued, the Distribution would be subject to various conditions, including receipt of any necessary regulatory or other approvals and the receipt of an opinion of counsel to the effect that such Distribution would be tax-free to FMC and its stockholders. The conditions to the Distribution may not be satisfied, FMC may decide not to consummate the Distribution even if the conditions are satisfied or FMC may decide to waive one or more of these conditions and consummate the Distribution even if all of the conditions are not satisfied.

Upon completion of the Distribution, we will no longer qualify as a controlled company and will be required to fully implement NYSE corporate governance requirements within one year of the Distribution.

Emerging Growth Company Status

We are an "emerging growth company" within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions until we are no longer an emerging growth company. We may remain an emerging growth company for up to five years, although we will lose that status as of the last day of the fiscal year in which we have more than $1.07 billion of revenues, have more than $700.0 million in market value of our common stock held by non-affiliates (assessed as of the most recently completed second quarter), or if we issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the Jumpstart Our Business Startups Act (the "JOBS Act") also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have irrevocably elected not to avail ourselves of this exemption and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

The Offering

Common stock offered	20,000,000 shares
Common stock to be outstanding after this offering	143,000,000 shares
Over-allotment option	3,000,000 shares
Use of proceeds	We intend to use the net proceeds from this offering to make a distribution to FMC and to fund origination fees associated with our revolving credit facility. See "Use of Proceeds."
Dividend policy	We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. See "Dividend Policy."
Controlled company	Following the completion of this offering, FMC will own 86.01% of the voting power of our outstanding common stock. Accordingly, we will be considered a "controlled company" under the NYSE rules. Under these rules, a "controlled company" may elect not to comply with certain corporate governance requirements, including the requirement to have a board comprised of a majority of independent directors. We intend to take advantage of these exemptions following the completion of this offering. See "Management—Controlled Company Exception."
Proposed NYSE stock symbol	LTHM
Directed share program	The underwriters have reserved for sale, at the initial public offering price, up to 1,000,000 shares of common stock to be offered to directors, officers, certain employees and other persons associated with us. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares. See "Underwriting."

Unless otherwise indicated, all information in this prospectus, including information regarding the number of shares of our common stock outstanding:

- assumes an initial public offering price of $20.00 per share (the midpoint of the price range set forth on the front cover of this prospectus);

- assumes the underwriters' over-allotment option to purchase 3,000,000 additional shares of common stock has not been exercised; and

- does not include (i) the 4,290,000 shares of common stock (representing 3% of our issued and outstanding shares of common stock following this offering before the exercise of the underwriters' over-allotment option) reserved for issuance under the Livent Corporation Incentive Compensation and Stock Plan (which includes shares of common stock underlying (a) the Special IPO Awards (as described in more detail in "Executive Compensation—Special IPO Awards" below) and (b) the Director IPO Awards (as described in more detail in "Management—Board Structure and Compensation of Directors" below) or (ii) any shares of common stock that may become issuable pursuant to Converted Awards (as described in more detail in "Executive Compensation—Livent Corporation Incentive Compensation and Stock Plan" below).

Summary Historical and Unaudited
Pro Forma Combined Financial Data

The following table sets forth summary historical combined and unaudited pro forma combined financial data. The summary historical combined data as of June 30, 2018 and for the six months ended June 30, 2018 and 2017 presented below have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. The summary historical combined data for the years ended December 31, 2017 and 2016 presented below have been derived from our audited combined financial statements included elsewhere in this prospectus.

Our combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within FMC, such as finance, treasury, tax, human resources, legal, investor relations and certain other costs. Where it is possible to specifically attribute such expenses to activities of Livent, these amounts have been charged or credited directly to Livent without allocation or apportionment. Allocation of other such expenses is based on a reasonable reflection of the utilization of the service provided or benefits derived by Livent during the periods presented on a consistent basis, such as, but not limited to, a relative percentage of headcount, tangible assets, cost of goods sold, or segment operating profit, which is defined by FMC as segment revenue less operating expenses.

The financial statements included in the prospectus may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a standalone public company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation. Our combined financial results have been prepared in accordance with U.S. GAAP.

Livent is a holding company for the legal entities and assets that historically comprised FMC's Livent Business. Livent was incorporated in Delaware on February 27, 2018. Substantially all of the assets and operations of FMC's Lithium Business will be transferred to Livent prior to the completion of this offering.

We have prepared our historical combined financial statements as if Livent had operated FMC's Lithium Business throughout all relevant periods. Our historical combined financial information and statements include the assets, liabilities and operations of FMC's Lithium Business.

The unaudited pro forma combined financial data set forth below reflects our historical combined financial information, as adjusted to give effect to the following transactions (the "Transactions") as if each had occurred at January 1, 2017, in the case of the statements of operations data, and June 30, 2018, in the case of the balance sheet data:

- completion of the Separation and entry into related agreements;
- the issuance of 20,000,000 shares of our common stock in this offering at an estimated offering price of $20.00 per share (the midpoint of the price range set forth on the front cover of this prospectus);
- our entry into a $400 million revolving credit facility, which was not drawn as of and during the periods presented, and the commitment and origination fees that would have been paid by us had our revolving credit facility been in place as of and during the periods presented;
- distribution of $374.4 million to FMC with the estimated net proceeds from this offering; and
- other adjustments described in the notes to the unaudited pro forma condensed combined financial statements.

The summary unaudited pro forma combined financial data below is based upon available information and assumptions that we believe are reasonable. The unaudited pro forma combined financial data is for illustrative and informational purposes only and is not intended to represent what our financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The unaudited pro forma financial data also should not be considered representative of our future financial condition or results of operations.

You should read this information in conjunction with the information under "Unaudited Pro Forma Condensed Combined Financial Statements", "Management's Discussion and Analysis of Financial Condition and Results of Operations", our audited combined financial statements and the related notes and our unaudited condensed combined financial statements and the related notes included elsewhere in this prospectus.

	Pro Forma		Historical		Historical	
	Six Months Ended June 30,	Year Ended December 31,	Six Months Ended June 30,		Year Ended December 31,	
(in Millions, except share and per share data)	2018	2017	2018	2017	2017	2016
	(Unaudited)		(Unaudited)			
Statement of Operations Data:						
Revenue	$210.7	$347.4	$210.7	$139.6	$347.4	$264.1
Costs of sales	103.6	196.9	104.7	82.7	198.6	175.8
Gross margin	$107.1	$150.5	$106.0	$ 56.9	$148.8	$ 88.3
Selling, general and administrative expenses	19.4	37.3	8.0	6.9	13.4	12.0
Corporate allocations	—	—	10.1	10.7	22.1	13.2
Research and development expenses	2.0	3.1	2.0	1.4	3.1	3.1
Restructuring and other charges	2.3	8.7	2.3	3.1	8.7	1.0
Total costs and expenses	$127.3	$246.0	$127.1	$104.8	$245.9	$205.1
Income from operations before non-operating pension expense and settlement charges (income), interest expense, net and income taxes	$ 83.4	$101.4	$ 83.6	$ 34.8	$101.5	$ 59.0
Non-operating pension expense and settlement charges (income)	0.2	31.4	0.2	(1.3)	31.4	3.6
Interest expense, net	1.0	2.0	—	—	—	0.9
Income from operations before income taxes	$ 82.2	$ 68.0	$ 83.4	$ 36.1	$ 70.1	$ 54.5
Provision for income taxes	12.9	27.2	13.2	8.5	27.9	7.4
Net income	$ 69.3	$ 40.8	$ 70.2	$ 27.6	$ 42.2	$ 47.1
Basic earnings per common share	$ 0.48	$ 0.29	N/A	N/A	N/A	N/A
Weighted average number of shares of common stock outstanding-Basic	143.0	143.0	N/A	N/A	N/A	N/A
Diluted earnings per common share	$ 0.48	$ 0.29	N/A	N/A	N/A	N/A
Weighted average number of shares of common stock outstanding-Diluted	143.2	143.2	N/A	N/A	N/A	N/A

	Pro Forma	Historical	Historical	
	As of June 30, 2018	As of June 30, 2018	As of December 31, 2017	As of December 31, 2016
(in Millions)	(Unaudited)	(Unaudited)		
Balance Sheet Data:				
Total assets	$553.3	$550.3	$496.2	$372.1
Total liabilities	86.8	86.8	110.8	61.4

In addition, it may be more difficult for us to enforce agreements or collect receivables through foreign legal systems. There is a risk that foreign governments may nationalize private enterprises in certain countries where we operate. In certain countries or regions, terrorist activities and the response to such activities may threaten our operations more than in the United States. Social and cultural norms in certain countries may not support compliance with our corporate policies including those that require compliance with substantive laws and regulations. Also, changes in general economic and political conditions in countries where we operate are a risk to our financial performance and future growth. Our sales depend on international trade and moves to impose tariffs and other trade barriers, as is happening in various countries including the United States, could negatively affect our sales and have a material adverse effect on our business, financial condition and results of operations.

We and our subsidiaries are also subject to rules and regulations related to anti-bribery, anti-corruption (such as the Foreign Corrupt Practices Act), anti-money laundering, trade sanctions and export controls. Compliance with such laws may be costly and violations of such laws may carry substantial penalties.

As we continue to operate our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other related risks. There can be no assurance that the consequences of these and other factors relating to our international operations will not have an adverse effect on our business, financial condition or results of operations.

Our lithium extraction and production operations in Argentina expose us to specific political, financial and operational risks.

We obtain the substantial majority of our lithium from our operations in Argentina. Our operations in Argentina expose us to the following risks, and the occurrence of any of these risks could have a material adverse effect on our business, financial condition or results of operations:

- Political and financial risks that are typical of developing countries, including: high rates of inflation; risk of expropriation and nationalization or changes in or nullification of concession rights; changes in taxation policies; restrictions on foreign exchange and repatriation; labor unrest; and changing political norms, currency controls and governmental regulations that favor or require us to award contracts in, employ citizens of, or purchase supplies from, Argentina. In particular, changes in mining or investment policies or shifts in political attitude in Argentina concerning mining may adversely affect our operations or profitability. There can be no assurance that future governments of Argentina will not impose greater state control of lithium resources, or take other actions that are adverse to us. Argentina has recently faced significant currency devaluation, high inflation and interest rates and labor unrest, and has recently reached a tentative agreement with the International Monetary Fund (the "IMF") for a $50 billion line of credit, pursuant to which Argentina must make further reforms to its economy. Recently, the Argentine federal government imposed a tax on the export of certain products, including lithium, as part of a package of austerity measures it has implemented to help speed the receipt of financial support from the IMF. The tax applies immediately to our Argentine exports at a rate of 12%, with a cap of 3 Argentine pesos per US dollar. Although we are still in the process of evaluating the impact of this new tax, our preliminary estimates indicate that the new tax will not have a material impact on our results of operations or financial condition, primarily due to the significant devaluation of the Argentine peso over the past several months. In addition, under the tax stability certificate we have with the Argentine federal government, we are entitled to reimbursement or setoff (against other federal taxes) of any amount paid in excess of the total federal taxable burden applicable to us under such certificate. However, there can be no assurance that we will seek, or be able to obtain, such reimbursement.

- Operational risks stemming from our dependence upon mining concessions granted to us under the Argentine Mining Code. We hold title to these mining concessions in perpetuity until the deposit is exhausted of all minerals, provided that we pay annual mining fees and keep the mining concessions active in accordance with the Argentine Mining Code. Failure to pay the annual fees or to keep the mining concessions active may result in revocation of our mining concessions.

Until completion of the Distribution, FMC will control the direction of our business, and the concentrated ownership of our common stock and our entry into a shareholders' agreement in connection with this offering will prevent you and other stockholders from influencing significant decisions.

Immediately following the completion of this offering, FMC will own approximately 86.01% of our outstanding common stock (or 84.25% if the underwriters exercise their option to purchase additional shares in full). As long as FMC beneficially controls a majority of the voting power of our outstanding common stock with respect to a particular matter, it will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors. Even if FMC were to control less than a majority of the voting power of our outstanding common stock, it may be able to influence the outcome of such corporate actions so long as it owns a significant portion of our common stock. If FMC does not complete the Distribution or otherwise dispose of its shares of our common stock, it could remain our controlling stockholder for an extended period of time or indefinitely.

FMC's interests may not be the same as, or may conflict with, the interests of our other stockholders. Investors in this offering will not be able to affect the outcome of any stockholder vote while FMC controls the majority of the voting power of our outstanding common stock. As a result, FMC will be able to control, directly or indirectly and subject to applicable law, all matters affecting us, including:

- any determination with respect to our business direction and policies, including the appointment and removal of officers and directors;

- any determinations with respect to mergers, business combinations or dispositions of assets;

- our financing and dividend policy, and the payment of dividends on our common stock, if any;

- compensation and benefit programs and other human resources policy decisions;

- changes to any other agreements that may adversely affect us; and

- determinations with respect to our tax returns.

In addition, pursuant to a shareholders' agreement to be entered into by us and FMC in connection with this offering, until FMC ceases to hold a majority of our common stock, we will not be permitted, without FMC's consent, to take certain significant actions, including any action that would restrict or limit FMC's ability to freely sell or transfer its shares of our common stock, any action that could result in FMC being in breach or in default under any of its outstanding indebtedness or certain actions with respect to offering or selling equity securities, incurring indebtedness or entering into material transactions. As a result, our ability to take such actions may be delayed or prevented, including actions that our other shareholders, including you, may consider favorable. We will not be able to terminate or amend the shareholders' agreement, except in accordance with its terms. See "Certain Relationships and Related Party Transactions—Relationship with FMC—Shareholders' Agreement."

Because FMC's interests may differ from ours or from those of our other stockholders, actions that FMC takes with respect to us, as our controlling stockholder and pursuant to its rights under the shareholders' agreement, may not be favorable to us or our other stockholders.

If FMC sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on shares of our common stock and we may become subject to the control of a presently unknown third party.

Following the completion of this offering, FMC will continue to own a significant equity interest in our company. FMC will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

governance standards of the NYSE. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

- the requirement that a majority of the Board of Directors consist of independent directors;

- the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

While FMC controls a majority of the voting power of our outstanding common stock, we may not have a majority of independent directors or our nominating and corporate governance and compensation committees may not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. Upon completion of the Distribution, we will no longer qualify as a controlled company and will be required to fully implement NYSE corporate governance requirements within one year of the Distribution.

The Distribution or future sales by FMC or others of our common stock, or the perception that the Distribution or such sales may occur, could depress our common stock price.

Immediately following the completion of this offering, FMC will own approximately 86.01% of our outstanding common stock (or 84.25% if the underwriters exercise their option to purchase additional shares in full). Subject to the restrictions described in the paragraph below, future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933 (the "Securities Act"), for so long as FMC is deemed to be our affiliate, unless the shares to be sold are registered with the SEC. We have granted certain registration rights to FMC. See "Shares Eligible for Future Sale." We are unable to predict with certainty whether or when FMC will sell a substantial number of shares of our common stock to the extent it retains shares following the Distribution or in the event the Distribution does not occur. The Distribution or sale by FMC of a substantial number of shares after this offering, or a perception that the Distribution or such sales could occur, could significantly reduce the market price of our common stock.

We, our officers and directors and FMC have agreed with the underwriters that, without the prior written consent of the representative of the underwriters, we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or publicly disclose the intention to make any such offer, sale, pledge or disposition. The representative of the underwriters may, in its sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to the lock-up. The lock-up agreement with FMC contains an exception that permits FMC to effect the Distribution beginning 120 days after the date of this prospectus. See "Underwriting."

Immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of our common stock reserved for issuance under our equity compensation plan. If equity securities granted under our equity compensation plan are sold or it is perceived that they will be sold in the public market, the trading price of our common stock could decline substantially. These sales also could impede our ability to raise future capital.

Some provisions of Delaware law and our certificate of incorporation and bylaws may deter third parties from acquiring us.

Our certificate of incorporation and bylaws provide for, among other things:

- a staggered board and restrictions on the ability of our stockholders to fill a vacancy on the Board of Directors;

- the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

- a requirement that certain business combinations with interested stockholders arising after the date on which no person or group owns a majority of the voting power of our common stock must be approved by the holders of at least 80% of the voting power of our common stock;

- advance notice requirements for stockholder proposals; and

- a requirement that, after such time as no person or group holds a majority of the voting power of our common stock, our stockholders may not take action by written consent without a duly called annual or special meeting.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions than you desire.

We have not decided yet if we will pay cash dividends.

We have not yet decided whether to pay any cash dividends or to retain all available funds for use in the operation and expansion of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors in accordance with applicable law and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our Board of Directors considers relevant.

New investors in our common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Based on an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of June 30, 2018, if you purchase our common stock in this offering you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $16.74 per share in pro forma net tangible book value. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See "Dilution."

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Prior to the Separation, we were a business segment of FMC, and FMC is subject to Section 404 of the Sarbanes-Oxley Act. However, upon completion of this offering, we will not be required to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act and therefore will not be required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Section 404(a)

USE OF PROCEEDS

Assuming an initial public offering price of $20.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $377.4 million (or $434.4 million if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering to make a distribution to FMC and to fund origination fees associated with our revolving credit facility.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects, then applicable contractual restrictions and any other factors deemed relevant by our board of directors. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2018 on a historical basis and on a pro forma basis to reflect the Transactions, as defined in "Prospectus Summary—Summary Historical and Unaudited Pro Forma Combined Financial Data."

The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the Separation been completed as of June 30, 2018. In addition, it is not indicative of our future cash and cash equivalents and capitalization. This table is derived from, and is qualified in its entirety by reference to, our historical and pro forma financial statements and the notes thereto included elsewhere in this prospectus, and should be read in conjunction with "Unaudited Pro Forma Condensed Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and notes thereto included elsewhere in this prospectus.

	June 30, 2018	
(In Millions, except share and par value data)	Actual	Pro Forma
Cash and cash equivalents	$ 1.5	$ 1.5
Long-term debt[1]	$ —	$ —
Stockholders' equity:		
Net parent investment	510.3	—
Preferred stock, zero shares authorized, zero shares outstanding, actual; 50,000,000 shares authorized, zero shares outstanding, pro forma	—	—
Common stock, $0.01 par value per share, 1,000 shares authorized, 100 shares outstanding, actual; $0.001 par value per share, 2,000,000,000 shares authorized, 143,000,000 shares outstanding, pro forma	—	0.1
Accumulated other comprehensive income (loss)	(46.8)	(46.8)
Additional paid-in capital	—	513.2
Total stockholders' equity	$463.5	$466.5
Total capitalization	$463.5	$466.5

(1) We also expect to have an undrawn $400 million revolving credit facility.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of our common stock is substantially in excess of the net tangible book value per share of our common stock for our presently outstanding shares of common stock.

After giving effect to the Separation, our net tangible book value at June 30, 2018 would have been approximately $463.3 million, or $3.77 per share of our common stock based on 123,000,000 shares of our common stock issued and outstanding. Net tangible book value is defined as our tangible assets, minus total liabilities, and gives effect to the Separation but not this offering.

After giving effect to (i) the sale by us of 20,000,000 shares of our common stock at an assumed initial public offering price of $20.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts, estimated offering expenses and other related transaction costs payable by us, and the use of the estimated net proceeds as described under "Use of Proceeds" and (ii) the Transactions, our pro forma net tangible book value at June 30, 2018 would have been approximately $466.3 million, or $3.26 per share of our common stock.

The following table illustrates the immediate dilution of $16.74 per share to new investors purchasing common stock in this offering:

Assumed initial public offering price per share	$20.00
Net tangible book value per share prior to this offering at June 30, 2018	$ 3.77
Change in net tangible book value per share attributable to the sale of shares in this offering, net of the distributions to FMC	(0.51)
Pro forma net tangible book value per share after this offering	3.26
Dilution per share to new investors	$16.74

Each $1.00 increase (decrease) in the assumed initial offering price of $20.00 per share of our common stock would increase (decrease) dilution per share to new investors by approximately $1.00, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same. Each increase (decrease) of 1.0 million shares in the number of shares offered would increase (decrease) dilution per share to new investors by approximately $0.02, assuming the initial public offering price of $20.00 per share remains the same. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

The following table summarizes, at June 30, 2018 (giving pro forma effect to the sale of our common stock in this offering), the difference between the existing stockholder and new investors with respect to the number of shares of our common stock purchased, the total cash consideration paid for these shares, and the average price per share paid by our existing stockholder and to be paid by the new investors in this offering. The calculation below reflecting the effect of shares purchased by new investors is based on an assumed initial public offering price of $20.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Existing stockholder	123,000,000	86.0%	$ —	— %	$ —
New investors	20,000,000	14.0	400,000,000	100	20.00
Total	143,000,000	100%	$400,000,000	100%	$ 2.80

Each $1.00 increase (decrease) in the assumed initial offering price of $20.00 per share of common stock would increase (decrease) the total consideration paid by new investors by approximately $20.0 million, assuming that the number of shares offered as set forth on the cover page of this prospectus remains the same and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares in the offering. An increase (decrease) of 1.0 million shares in the number of shares offered would increase (decrease) the total consideration paid by new investors by approximately $20.0 million, assuming the public offering price per share remains the same. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares purchased is based on shares of our common stock outstanding at June 30, 2018 after giving effect to the Separation. The discussion and table above exclude shares of our common stock issuable upon exercise of outstanding options. If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the percentage of shares of our common stock held by the existing stockholder would be 84.25%, and the percentage of shares of our common stock held by new investors would be 15.75%.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements consist of the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2018 and year ended December 31, 2017, and the unaudited pro forma condensed combined balance sheet as of June 30, 2018. The unaudited pro forma condensed combined financial statements have been derived by application of pro forma adjustments to our historical combined financial statements included elsewhere in this prospectus.

On March 31, 2017, FMC publicly announced a plan to separate Livent into a publicly traded company. Prior to the completion of the offering, FMC will transfer to us substantially all of the assets and liabilities of the Lithium Business. In exchange, we will issue or transfer to FMC all of the issued and outstanding shares of our common stock. The unaudited pro forma condensed combined balance sheet reflects the Separation as if it occurred on June 30, 2018, while the unaudited pro forma condensed combined statements of operations give effect to the Separation as if it occurred on January 1, 2017, the beginning of the earliest period presented.

The pro forma adjustments, described in the accompanying notes, are based upon currently available information and certain estimates and assumptions; therefore, actual results could differ, perhaps materially, from these estimates and assumptions. However, management believes that the assumptions used to prepare these pro forma financial statements provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements give pro forma effect to events that are (1) directly attributable to the Separation, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the Separation been completed on June 30, 2018 for the unaudited pro forma condensed combined balance sheet or on January 1, 2017 for the unaudited pro forma condensed combined statements of operations. The unaudited pro forma condensed combined financial statements should not be relied on as indicative of the historical operating results that we would have achieved or any future operating results or financial position that we will achieve after the completion of the Separation.

The unaudited pro forma condensed combined financial statements give pro forma effect to the matters described in the accompanying notes, including:

- completion of the Separation and entry into related agreements described in "Certain Relationships and Related Party Transactions-Relationship with FMC";

- the issuance of shares of our common stock in this offering at an estimated offering price of $20.00 per share (the midpoint of the price range set forth on the front cover of this prospectus);

- our entry into a $400 million revolving credit facility, which was not drawn as of and during the periods presented, and the commitment and origination fees that would have been paid by us had our revolving credit facility been in place as of and during the periods presented;

- distribution of $374.4 million to FMC with the estimated net proceeds from this offering; and

- other adjustments described in the notes to the unaudited pro forma condensed combined financial statements.

Upon completion of the Separation, we will assume responsibility for all our standalone public company costs. The unaudited pro forma condensed combined financial statements do not reflect an approximate $2 million to $5 million per year in incremental costs and expenses that we expect to incur as a result of being a publicly traded company.

LIVENT CORPORATION
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2018

(in Millions, except share and per share data)	FMC Lithium As Reported	Pro Forma Adjustments		Livent Corporation Pro Forma
Revenue	$210.7			$210.7
Costs and Expenses				
Costs of sales	104.7	(1.1)	(B)	103.6
Gross Margin	**$106.0**	**$ 1.1**		**$107.1**
Selling, general and administrative expenses	8.0	11.4	(A) (B)	19.4
Corporate allocations	10.1	(10.1)	(B)	—
Research and development expenses	2.0			2.0
Restructuring and other charges	2.3			2.3
Total costs and expenses	$127.1	$ 0.2		$127.3
Income from operations before non-operating pension expense and settlement charges and income taxes	$ 83.6	$ (0.2)		$ 83.4
Non-operating pension expense and settlement charges	0.2			0.2
Interest expense, net	—	1.0	(C)	1.0
Income from operations before income taxes	$ 83.4	$ (1.2)		$ 82.2
Provision for income taxes	13.2	(0.3)	(D)	12.9
Net income	**$ 70.2**	**$ (0.9)**		**$ 69.3**
Earnings per share, Basic and Diluted				
Basic	N/A			$ 0.48 (E)
Diluted	N/A			$ 0.48 (E)
Weighted Average Shares Outstanding				
Basic	N/A			143.0 (E)
Diluted	N/A			143.2 (E)

See notes to unaudited pro forma condensed combined financial statements.

LIVENT CORPORATION
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

(in Millions, except share and per share data)	FMC Lithium As Reported	Pro Forma Adjustments			Livent Corporation Pro Forma
Revenue	$347.4				$347.4
Costs and Expenses					
Costs of sales	198.6	(1.7)	(B)		196.9
Gross Margin	**$148.8**	**$ 1.7**			**$150.5**
Selling, general and administrative expenses	13.4	23.9	(A)	(B)	37.3
Corporate allocations	22.1	(22.1)	(B)		—
Research and development expenses	3.1				3.1
Restructuring and other charges	8.7				8.7
Total costs and expenses	$245.9	$ 0.1			$246.0
Income from operations before non-operating pension expense and settlement charges and income taxes	$101.5	$ (0.1)			$101.4
Non-operating pension expense and settlement charges	31.4				31.4
Interest expense, net	—	2.0	(C)		2.0
Income from operations before income taxes	$ 70.1	$ (2.1)			$ 68.0
Provision for income taxes	27.9	(0.7)	(D)		27.2
Net income	**$ 42.2**	**$ (1.4)**			**$ 40.8**
Earnings per share, Basic and Diluted					
Basic	N/A				$ 0.29 (E)
Diluted	N/A				$ 0.29 (E)
Weighted Average Shares Outstanding					
Basic	N/A				143.0 (E)
Diluted	N/A				143.2 (E)

See notes to unaudited pro forma condensed combined financial statements.

LIVENT CORPORATION
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2018

(in Millions)	FMC Lithium As Reported	Pro Forma Adjustments		Livent Corporation Pro Forma
ASSETS				
Current assets				
Cash and cash equivalents	$ 1.5	—	(F)	$ 1.5
Trade receivables, net of allowance	150.2			150.2
Inventories	52.4			52.4
Prepaid and other current assets	34.7			34.7
Total current assets	$238.8			$238.8
Property, plant and equipment, net	235.3			235.3
Intangible assets	0.1			0.1
Deferred income taxes	1.7			1.7
Other assets	74.4	3.0	(G)	77.4
Total assets	**$550.3**	**3.0**		**$553.3**
LIABILITIES AND NET PARENT INVESTMENT				
Current liabilities				
Accounts payable, trade and other	$ 45.4			$ 45.4
Accrued and other current liabilities	15.1			15.1
Income taxes	1.3			1.3
Total current liabilities	$ 61.8			$ 61.8
Environmental liabilities	6.0			6.0
Deferred income taxes	7.9			7.9
Other long-term liabilities	11.1			11.1
Commitments and contingent liabilities				
Net parent investment				
Common stock	$ —	$ 0.1	(H)	$ 0.1
Additional paid-in capital	—	513.2	(H)	513.2
Net parent investment	510.3	(510.3)	(H)	—
Accumulated other comprehensive loss	(46.8)			(46.8)
Total equity	$463.5	$ 3.0		$466.5
Total liabilities and net parent investment	**$550.3**	**$ 3.0**		**$553.3**

See notes to unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(A) Reflects certain stock awards as part of the Stock Plan, including the Special IPO Awards and Director IPO Awards, as if the Separation occurred on January 1, 2017. These awards will be issued upon completion of this offering and include in aggregate (i) 199,200 restricted stock units ("RSUs") and (ii) 616,327 stock options with an exercise price equal to the initial public offering price. The expense associated with these awards will be recognized ratably over the vesting period. Therefore our estimate of the fair value of the awards resulted in incremental expense of $1.0 million and $2.0 million for the six months ended June 30, 2018 and year ended December 31, 2017, respectively.

(B) Represents both the reclassification of "Corporate allocations" to "Selling, general and administrative expenses" as well as adjustments for certain services to be provided by FMC under the transition services agreement following the Separation. As described in Note 2 to both the annual and interim combined financial statements included elsewhere in this prospectus, "Corporate allocations" do not include $4.3 million and $7.1 million of shared service costs historically allocated and recorded within "Cost of sales" for the six months ended June 30, 2018 and year ended December 31, 2017, respectively. These pro forma adjustments reflect the net reduction in costs, as compared to the corporate allocations for each of the periods presented. For more information regarding the transition services agreement, see "Certain Relationships and Related Party Transactions" included elsewhere in this prospectus.

(C) The following table reflects the adjustments in the unaudited pro forma condensed combined statements of operations to reflect the impact of the adjustments to interest expense, net.

(in Millions)	Six Months Ended June 30, 2018	Year Ended December 31, 2017
Commitment fees [1]	$0.7	$1.4
Amortization of Revolving Credit Facility origination fees	0.3	0.6
Net pro forma adjustment to interest expense, net	$1.0	$2.0

(1) Represents the 0.35% annual facility fees based on the terms of our revolving credit facility associated with the total capacity on such revolving credit facility. We expect that the revolving credit facility will not be drawn prior to the Separation.

(D) Reflects the associated income tax benefit (expense) for the pro forma adjustments at the statutory tax rates. We expect our effective rate in future years, however, to vary from the estimated statutory rate.

(E) The pro forma weighted-average number of shares used to compute pro forma basic and diluted earnings per share for the six months ended June 30, 2018 and year ended December 31, 2017 is 143.0 million and 143.2 million, respectively, which represents the number of shares we expect to be outstanding after giving effect to this offering. The unaudited pro forma weighted-average diluted shares outstanding give effect to the potential dilutive impact of RSUs granted to our employees as discussed in Note A above. The pro forma diluted earnings per share amounts do not include any impact for the conversion of FMC stock options, restricted stock or any other awards that will occur in connection with the Distribution as the Distribution is not certain to occur as of the time of this offering. For additional details regarding the Distribution please see "The Separation and Distribution Transactions". For additional details regarding the conversion of FMC awards to Livent awards upon the Distribution, please see "Certain Relationships and Related Party Transactions—Employee Matters Agreement".

(F) Reflects the following adjustments to cash:

Sources		Uses	
Proceeds from sale of common shares	$400.0	Distribution to FMC	$374.4
		Estimated offering expenses [1]	22.6
		Revolver origination fees	3.0
Total Sources	$400.0	**Total Uses**	$400.0

(1) Includes estimated underwriting discounts and commissions.

(G) Reflects the $3.0 million of origination fees associated with entering into a new revolving credit facility in connection with the Separation. We expect that the revolving credit facility will not be drawn at or prior to the Separation.

(H) Reflects the elimination of net parent investment as a result of the anticipated post-separation capital structure. Upon the consummation of the Separation, net parent investment will be eliminated and the newly issued equity will be allocated between common stock and additional paid-in-capital based on the number of shares of Livent common stock outstanding at the Separation date.

SELECTED COMBINED FINANCIAL DATA

The following selected historical combined financial data of Livent should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and notes thereto included elsewhere in this prospectus. The combined statements of operations data and cash flow data for the six months ended June 30, 2018 and 2017 and the combined balance sheet data as of June 30, 2018 are derived from, and qualified by reference to, the unaudited condensed combined financial statements of Livent included elsewhere in this prospectus. The combined statements of operations data and cash flow data for the years ended December 31, 2017 and 2016 and the combined balance sheet data as of December 31, 2017 and 2016 are derived from, and qualified by reference to, the audited combined financial statements of Livent included elsewhere in this prospectus and should be read in conjunction with those combined financial statements and notes thereto. The information presented below under the caption Other Data (free cash flow, EBITDA, and Adjusted EBITDA) are not metrics that are part of or included in the combined financial statements.

Our combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within FMC. These allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional cost allocation methods (e.g., using third-party sales, segment operating profit (defined by FMC as segment revenue less operating expenses) headcount, etc.), depending on the nature of the services and/or costs.

The combined financial statements included in this prospectus may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a standalone public company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation.

	Historical		Historical[1]	
	Six Months Ended June 30,		Year Ended December 31,	
(in Millions, except share and per share data)	2018	2017	2017	2016
	(Unaudited)			
Statement of Operations Data:				
Revenue	$210.7	$139.6	$347.4	$264.1
Costs of sales	104.7	82.7	198.6	175.8
Gross margin	$106.0	$ 56.9	$148.8	$ 88.3
Selling, general and administrative expenses	8.0	6.9	13.4	12.0
Corporate allocations	10.1	10.7	22.1	13.2
Research and development expenses	2.0	1.4	3.1	3.1
Restructuring and other charges	2.3	3.1	8.7	1.0
Total costs and expenses	$127.1	$104.8	$245.9	$205.1
Income from operations before non-operating pension expense and settlement charges (income), interest expense, net and income taxes	$ 83.6	$ 34.8	$101.5	$ 59.0
Non-operating pension expense and settlement charges (income)	0.2	(1.3)	31.4	3.6
Interest expense, net	—	—	—	0.9
Income from operations before income taxes	$ 83.4	$ 36.1	$ 70.1	$ 54.5
Provision for income taxes	13.2	8.5	27.9	7.4
Net income	$ 70.2	$ 27.6	$ 42.2	$ 47.1
Basic earnings per common share	N/A	N/A	N/A	N/A
Weighted average number of shares of common stock outstanding-Basic	N/A	N/A	N/A	N/A
Diluted earnings per common share	N/A	N/A	N/A	N/A
Weighted average number of shares of common stock outstanding-Diluted	N/A	N/A	N/A	N/A

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited combined financial statements and the related notes, our unaudited condensed combined financial statements and the related notes, and our unaudited pro forma condensed combined financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the "Risk Factors" and "Special Note Regarding Forward-Looking Statements" sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

The discussion of results that follows includes comparisons to a non-GAAP financial measure. The presentation of this non-GAAP measure is intended to enhance the usefulness of financial information by providing measures that our management uses internally to evaluate our performance. The reconciliation of reported U.S. GAAP results to non-GAAP measures is presented in "Non-GAAP Measures" above including descriptions of the excluded items.

Overview

We are a pure-play, fully integrated lithium company, with a long, proven history of producing performance lithium compounds. Our primary products, namely battery-grade lithium hydroxide, butyllithium and high purity lithium metal are critical inputs used in various performance applications. Our strategy is to focus on supplying high performance lithium compounds to the fast growing EV battery market, while continuing to maintain our position as a leading global producer of butyllithium and high purity lithium metal.

We produce lithium compounds for use in applications that have specific performance requirements, including battery-grade lithium hydroxide for use in high performance lithium-ion batteries. We also supply butyllithium, which is used as a synthesizer in the production of polymers and pharmaceutical products, as well as a range of specialty lithium compounds including high purity lithium metal, which is used in the production of lightweight materials for aerospace applications and non-rechargeable batteries. It is in these applications that we have established a differentiated position in the market through our ability to consistently produce and deliver performance lithium compounds.

2018 Highlights

The following are the more significant developments in our business during the six months ended June 30, 2018:

- Revenue of $210.7 million in the six months ended June 30, 2018 increased $71.1 million, or approximately 51%, versus the six months ended June 30, 2017 due to both higher volumes of lithium hydroxide in China driven by the increased production capacity as well as increased pricing. On a regional basis, sales in North America increased 6%, sales in Asia increased 80% and sales in Europe, Middle East and Africa (EMEA) increased by 42%, while sales in Latin America decreased by 9%.

- Gross margin of $106.0 million increased $49.1 million, or approximately 86%, versus the six months ended June 30, 2017 primarily due to higher revenues. Gross margin as a percent of revenue was approximately 50% versus 41% in the six months ended June 30, 2017. The increase in gross margin was primarily driven by prices, product mix and improved operating leverage.

- Non-operating pension expense and settlement charges (income) increased from a benefit of $1.3 million in the six months ended June 30, 2017 to charges of $0.2 million in the six months ended June 30, 2018. The change is primarily due to the allocation of FMC's net periodic pension benefit during the six months ended June 30, 2017 that was allocated to Livent.

years, the Asia Pacific region has become an important market for lithium and its influence on the global lithium products industry has been increasing. In 2017 and for the six months ended June 30, 2018, 59% and 62%, respectively, of our revenue was derived from sales to the Asia Pacific region. China currently comprises over half of global demand for EVs, and we expect demand for lithium products, particularly lithium hydroxide, will increase in the Asia Pacific region such that it remains the largest region in terms of consumption.

Components of revenues and costs and expenses

Revenue

Our revenue is derived from sales of our products, net of sales discounts, product returns and allowances. In addition, revenue includes shipping and handling costs when such costs are billed to customers. Sales are primarily made pursuant to long-term purchase agreements. We occasionally enter into multi-year take or pay supply agreements with customers. Revenue is recognized in accordance with the contracts as we transfer control of the product to the customer.

Amounts billed for sales and use taxes, value-added taxes, and certain excise and other specific transactional taxes imposed on revenue-producing transactions are presented on a net basis and excluded from sales in the combined income statements. We record a liability until remitted to the respective taxing authority.

Costs and expenses

Cost of sales. Our cost of sales consists of variable and fixed components. Our variable costs are proportional to volume and consist principally of raw materials, packaging and related supplies, certain energy costs, royalty costs, and certain distribution costs including inbound, outbound, and internal shipping and transfer costs. Our fixed costs are not significantly impacted by production volume and consist principally of certain fixed manufacturing costs and other distribution network costs, including warehousing. Fixed manufacturing costs comprise headcount-related costs and overhead, including depreciation, periodic maintenance costs, purchasing and receiving costs, inspection costs and certain energy costs.

Selling, general and administrative expense and Corporate allocations. Our selling, general and administrative ("SG&A") expenses include sales and marketing, expenses and corporate allocations. Corporate allocations are costs incurred by FMC to operate FMC's businesses, which were allocated to Livent for the combined financial statements. These allocated costs are primarily related to shared service costs, centralized functions, and certain corporate functions such as finance, treasury, tax, human resources, legal, investor relations, and certain other costs. The allocation is based on a reasonable reflection of the utilization of the service provided or benefits received by Livent during the periods presented on a consistent basis, such as, but not limited to, a relative percentage of headcount, tangible assets, cost of goods sold and segment operating profit, defined by FMC as segment revenue less operating expenses. Segment operating profit was established as the primary allocation method driver as it aligns with how we measure our performance.

Following this offering, pursuant to agreements with FMC, we expect that FMC will continue to provide us with some of the services related to certain governance and corporate functions on a transitional basis in exchange for agreed-upon fees, and we expect to incur other costs to replace the services and resources that will not be provided by FMC. Our SG&A expense will also include expense associated with being a standalone public company. As a standalone public company, our total costs related to such support functions may differ from the costs that were historically allocated to us from FMC. We estimate the costs associated with being a standalone public company will be approximately $2 to $5 million more per year than the corporate allocations reflected in the annual combined financial statements of $29.1 million for the year ended December 31, 2017. As described in Note 2 to the annual combined financial statements, $22.1 million of costs are included within "Corporate allocations" and $7.1 million of costs are included within "Cost of sales" on the combined statements of operations.

Research and development expense. Our research and development costs are incurred for the development of new products. In addition, we also incur expenses to improve our manufacturing process technology, which are accounted for within cost of goods sold in the combined financial statements.

Restructuring and other charges. We continually perform strategic reviews and assess the return on our business. This sometimes results in a plan to restructure the operations of the business. We record an accrual for severance and other exit costs under the provisions of the relevant accounting guidance as restructuring charges.

Additionally, as part of these restructuring plans, write-downs of long-lived assets may occur. Two types of assets are impacted: assets to be disposed of by sale and assets to be abandoned. Assets to be disposed of by sale are measured at the lower of carrying amount or estimated net proceeds from the sale. Assets to be abandoned with no remaining future service potential are written down to amounts expected to be recovered. The useful life of assets to be abandoned that have a remaining future service potential are adjusted and depreciation is recorded over the adjusted useful life.

Other charges also include costs for site remediation plans associated with our environmental obligations at our Bessemer City site with respect to certain discontinued products.

Non-operating pension expense and settlement charges (income). Our non-operating pension expense and settlement charges (income) are defined as those costs related to interest, expected return on plan assets, amortized actuarial gains and losses and the impacts of any plan curtailments or settlements. These costs are primarily related to changes in pension plan assets and liabilities which are tied to financial market performance and we consider these costs to be outside our operational performance.

The majority of the non-operating pension expense and settlement charges in 2017 was due to the settlement charge as a result of the U.K. Plan termination. As a result, we no longer have a liability on our combined balance sheet associated with the U.K. Plan.

Interest Expense, net. Interest income consists of interest income earned on our cash, cash equivalents and short-term investments. Interest expense consists of interest expense associated with debt obligations.

Provision for Income Taxes. Provision for income taxes consists of an estimate of U.S. federal and state income taxes and income taxes in certain foreign jurisdictions in which we conduct business, as adjusted for allowable credits, deductions and the valuation allowance against deferred tax assets. Taxable income in the U.S. included in these combined financial statements has been included in FMC's consolidated federal and state returns, with FMC making all income tax payments. We have calculated income taxes as if Livent were a separate legal entity filing separate legal entity tax returns.

Results of Operations - Six Months Ended June 30, 2018 and 2017

	Six Months Ended June 30,	
(in millions)	2018	2017
Revenue	$210.7	$139.6
Cost of sales	104.7	82.7
Gross margin	$106.0	$ 56.9
Selling, general and administrative expenses	8.0	6.9
Corporate allocations	10.1	10.7
Research and development expenses	2.0	1.4
Restructuring and other charges	2.3	3.1
Income from operations before non-operating pension expense and settlement charges (income) and income taxes	$ 83.6	$ 34.8
Non-operating pension expense and settlement charges (income)	0.2	(1.3)
Provision for income taxes	13.2	8.5
Net income	**$ 70.2**	**$ 27.6**

to the impact of U.S. tax reform with a reduced U.S. tax rate, as well as the mix of earnings in jurisdictions with favorable tax rates drove the decrease. We expect our tax rate, excluding discrete items, will be approximately 20% going forward.

Net income

Net income of $70.2 million increased approximately $42.6 million from $27.6 million in the prior year period primarily due to revenue and gross margin growth, partially offset by the increase in tax expense discussed above.

Results of Operations - 2017 and 2016

(in millions)	Year Ended December 31,	
	2017	2016
Revenue	$347.4	$264.1
Cost of sales	198.6	175.8
Gross margin	$148.8	$ 88.3
Selling, general and administrative expenses	13.4	12.0
Corporate allocations	22.1	13.2
Research and development expenses	3.1	3.1
Restructuring and other charges	8.7	1.0
Income from operations before non-operating pension expense and settlement charges, interest expense, net and income taxes	$101.5	$ 59.0
Non-operating pension expense and settlement charges	31.4	3.6
Interest expense, net	—	0.9
Provision for income taxes	27.9	7.4
Net income	**$ 42.2**	**$ 47.1**

◀

Revenue

Revenue of $347.4 million increased by approximately 32% versus the prior-year period driven by improved pricing and mix, which accounted for a 23% increase as the business continued to shift its resources into lithium hydroxide and other specialty products. Additionally, higher volumes impacted revenue by 9%. Foreign currency had a minimal impact on the change in revenue.

Gross margin

Gross margin of $148.8 million increased $60.5 million or approximately 69% versus last year. The increase in gross margin was primarily driven by improved pricing and mix discussed above of approximately $59 million, with benefits also coming from operating leverage. These increases were partially offset by higher raw material prices and energy prices, which lowered margins by approximately $6 million.

Selling, general and administrative expenses

Selling, general and administrative expense in 2017 increased slightly compared to the prior-year period.

Corporate allocations

Corporate allocation for 2017 increased compared to the prior year due to improved results of Livent. Segment operating profit, defined by FMC as segment revenue less operating expenses, was the primary allocation method

The table below presents the components of net cash provided by operating activities.

(in Millions)	Six Months Ended June 30,	
	2018	2017
Income from operations before non-operating pension expense and settlement charges (income) and income taxes	$ 83.6	$ 34.8
Special charges and depreciation and amortization [1]	10.9	10.9
Operating income before depreciation and amortization (Non-GAAP) [2]	**$ 94.5**	**$ 45.7**
Change in trade receivables, net [3]	(28.1)	(30.2)
Change in inventories [4]	(3.3)	7.9
Change in accounts payable [5]	(14.2)	4.9
Change in advance payments from customers	(1.8)	(1.5)
Change in all other operating assets and liabilities [6]	(13.9)	(7.5)
Restructuring and other spending	(0.6)	(0.1)
Environmental spending, continuing, net of recoveries	(0.1)	(0.2)
Tax payments, net of refunds [7]	(14.5)	(4.6)
Net interest payments	—	(0.8)
Cash provided by operating activities	**$ 18.0**	**$ 13.6**

(1) Represents the sum of restructuring and other charges and depreciation and amortization.
(2) Referred to as Adjusted EBITDA. See note 2 in "Prospectus Summary—Summary Historical and Unaudited Pro Forma Combined Financial Data" for a reconciliation to GAAP.
(3) The change in cash flows related to trade receivables in 2018 and 2017 were primarily driven by timing of collections. The increase in each year was also the result of higher revenues in each period compared to the corresponding comparable prior period.
(4) The change in cash flows related to inventories is a result of decreased inventory levels due to higher sales volume.
(5) The change in cash flows related to accounts payable is primarily driven by timing of payments made to suppliers and vendors. The 2018 period is also impacted by a significant decrease in payables that built in 2017 associated with a lithium hydroxide manufacturing agreement. This manufacturing agreement and its impact on working capital is discussed in more detail within footnote 3 on page 63.
(6) Changes in all periods presented primarily represent timing of payments associated with all other operating assets and liabilities. Please see the condensed combined statements of cash flows included within the interim combined financial statements for disaggregation of the components that make up this line item.
(7) Tax payments in 2018 increased due to higher global earnings in the period compared to the prior year period.

Cash required by investing activities was $26.8 million and $25.0 million for the six months ended June 30, 2018 and 2017, respectively.

The change in cash required by investing activities is primarily due to our investments in production capacity of lithium carbonate and hydroxide resulting in increased capital expenditures. These were offset by a prepayment of $10.0 million to Nemaska under a long-term supply agreement for lithium carbonate in 2017.

Cash provided by financing activities was $9.1 million and $8.6 million for the six months ended June 30, 2018 and 2017, respectively.

As FMC managed our cash and financing arrangements, all excess cash generated through earnings were deemed remitted to FMC and all sources of cash were deemed funded by FMC.

2017 vs. 2016

Statement of Cash Flows

Cash provided by operating activities was $58.3 million and $51.0 million for the year ended December 31, 2017 and 2016, respectively.

The table below presents the components of net cash provided by operating activities.

	Year ended December 31,	
(in Millions)	2017	2016
Income from operations before non-operating pension expense and settlement charges, interest expense, net and income taxes	$101.5	59.0
Special charges and depreciation and amortization [1]	24.6	15.8
Operating income before depreciation and amortization (Non-GAAP) [2]	**$126.1**	**$ 74.8**
Change in trade receivables, net [3] [4]	(71.3)	(8.3)
Change in inventories [5]	6.9	(7.9)
Change in accounts payable [3] [6]	32.5	1.8
Change in accrued customer rebates	—	(0.4)
Change in advance payments from customers	(0.4)	1.6
Change in all other operating assets and liabilities [7]	(11.3)	22.7
Restructuring and other spending	(0.9)	—
Environmental spending, continuing, net of recoveries	(0.3)	(0.5)
Pension and other postretirement benefit contributions [8]	(1.1)	(24.3)
Tax payments, net of refunds [9]	(21.9)	(7.7)
Net interest payments	—	(0.8)
Cash provided by operating activities	**$ 58.3**	**$ 51.0**

---

(1) Represents the sum of restructuring and other charges and depreciation and amortization.

(2) Referred to as Adjusted EBITDA.

(3) During 2016, we entered into an exclusive lithium hydroxide manufacturing agreement with a contract manufacturer in China as part of an expansion of our lithium hydroxide production capabilities. We sell lithium carbonate to the contract manufacturer for use as feedstock. We purchase the lithium hydroxide produced by the contract manufacturer to sell on to our end customers. We do not recognize revenue or profit on our transactions with the contract manufacturer, but our working capital balances are impacted; specifically accounts receivable and accounts payable.

(4) The change in cash flows related to trade receivables in 2017 and 2016 were primarily driven by higher revenues as well as the agreement with the contract manufacturer which was $46.5 million of the increase discussed above.

(5) Changes in inventory are a result of decreased inventory levels due to higher sales volume as well as the impacts of the contract manufacturing agreement noted above.

(6) The change in cash flows related to accounts payable is primarily driven by timing of payments made to suppliers and vendors as well as the new payables of $25.4 million associated with the arrangement with the contract manufacturer discussed above.

(7) Changes in all periods presented primarily represent timing of payments associated with all other operating assets and liabilities. Amounts in 2016 also include cash receipts of $15.9 million related to collections from the Argentina government which largely did not repeat in 2017. Please see the combined statements of cash flows included within the annual combined financial statements for disaggregation of the components that make up this line item.

(8) Amounts represent contributions to the U.K. Plan of $1.1 million and $24.3 million which were primarily made to annuitize the remaining pension obligation, respectively. The plan was annuitized in 2016 and then the buy-out of the annuity occurred in 2017 which terminated the plan.

(9) Tax payments in 2017 are significantly higher due to tax payments primarily associated with the 2017 U.S. Tax Cuts and Job Act which are ultimately funded by FMC.

Cash required by investing activities was $62.5 million and $31.3 million for the year ended December 31, 2017 and 2016, respectively.

Recent Government Announcements	
Country	**Regulatory Announcement**
China	▪ "Made in China" initiative that supports new energy vehicle adoption through various EV credit mandates
Europe	▪ Germany: No internal combustion engine sales by 2030 ▪ Norway: All vehicles electric (in varying degrees) by 2025 ▪ France: No internal combustion engine sales by 2040 ▪ UK: No internal combustion engine sales by 2040
India	▪ All vehicles electric (in varying degrees) by 2030

Governments have instituted incentives and other subsidies to support the development of EVs by automotive OEMs and to increase consumer adoption of EVs. According to Bloomberg New Energy Finance, China is the largest EV market, accounting for approximately 49% of global EV sales in 2017. China's government has declared that the electric vehicle industry is of strategic importance over the long term. The "new energy" vehicle industry is one of ten industries targeted as a key effort to further the "Made in China" initiative by 2025. In addition to China, several other countries have also announced plans to phase out and eventually replace ICE vehicles with BEV models by 2040.

We believe the growth in the EV market in China has been aided by various incentive programs extended by the Chinese government to both automakers and consumers. In September 2017, China issued a New Energy Vehicles (including BEVs and PHEVs) credit mandate, which will become effective in 2019, and in 2018, the Chinese government adjusted its subsidy policy to favor BEVs that offer longer driving ranges.

In response to the changing government policies and incentives favoring EVs, OEMs have announced plans to expand EV lines in the future. The chart below summarizes EV production plans from many major OEMs.

Recent Automotive OEM EV Announcements[1]

Audi	■ 20 EV models by 2025 ■ 2 BEV models by 2019	Ford	■ 40% of models to be EVs by 2020 ■ 16 BEVs by 2022	NISSAN	■ 8 BEV models by 2022
BMW	■ 12 BEV models by 2025 ■ 100% of models to have EV variant by 2025		■ 90% BEV/PHEV sales by 2020		■ 11 EV models by 2020 ■ 100% of models to have EV variant by 2025
长安汽车	■ 21 BEV models by 2025	GM	■ 20 EV models by 2023	TESLA	■ Model S, X, 3 and Roadster ■ Model Y by 2020, followed by pick-up truck
DAIMLER	■ >10 BEV models by 2020		■ 65% EV sales by 2030 ■ 15% BEV sales by 2030		■ 10 BEV models by “early 2020s”
BYD	■ Currently produces 5 BEV and 3 PHEV models		■ 16 EV models by 2025		■ 20 EV models by 2020 ■ >50 BEVs & 30 PHEVs by 2025
FIAT	■ 32 EV models by 2022	CHERY	■ 100% electrified by 2025	VOLVO	■ All new launches beyond 2019 will be electric/hybrid ■ 5 EV models in China by 2021

1 Reflects announcements made through June 30, 2018

In addition to expanding their offering of EV models, automotive OEMs are focused on improving total energy density and reducing weight in batteries to increase the driving range of EVs. To achieve these improvements, EV battery manufacturers are increasingly using high nickel content cathode materials that contain less cobalt and more nickel, while the lithium content remains largely unchanged.

High nickel content cathode technologies include lithium nickel-cobalt-aluminum oxide (“NCA”) and lithium nickel-manganese-cobalt oxide containing 80% nickel (“NMC 811”). NCA cathodes are already used in leading BEV models, and automotive OEMs’ roadmaps for new BEV models indicate an increasing transition to NMC 811. According to Bloomberg New Energy Finance, the market share of high nickel content cathodes for passenger EVs is expected to increase to 85% in 2027 from 34% in 2017. Due to the underlying chemistry, battery-grade lithium hydroxide is required in the manufacturing of high nickel content cathode material, whereas lithium carbonate is used in lower energy density EV battery applications.

Over the next decade, EV adoption, particularly BEVs, is expected to be the dominant growth driver for demand of both lithium carbonate and battery-grade lithium hydroxide compounds. According to Roskill, 2017 demand for lithium compounds used in EVs accounted for approximately 52 kMT LCE, representing 25% of total demand for lithium compounds on an LCE basis. This demand is expected to grow to approximately 675 kMT LCE in 2027, representing 77% of total forecasted demand for lithium compounds on an LCE basis. Additionally, the evolution of EV battery technology to high nickel content cathodes is expected to further accelerate growth in battery-grade lithium hydroxide.


Bromborough, UK
Philadelphia, PA
Bessemer City, NC
Charlotte, NC
Jiangsu Province, China
Tokyo, Japan
Zhangjiagang, China
Shanghai, China
Patancheru, India
Bangalore, India
Singapore
Güemes, Argentina
Catamarca, Argentina
Fenix, Argentina
Manufacturing
Administrative
Sales
Headquarters

In Argentina, we have produced lithium carbonate and lithium chloride for over 20 years. Our 2017 production of lithium carbonate was 50% higher than it was in 2013, and we plan to increase capacity through various expansion projects.

We have operated a lithium hydroxide facility in North Carolina for over 60 years and in 2017 we added lithium hydroxide capacity in China. We are one of only two lithium hydroxide producers with operations in more than one country, and believe we are uniquely positioned to add capabilities close to our customers in other regions. We operate butyllithium facilities in the United States, the United Kingdom, China and India. Given the challenges in handling, transporting and using butyllithium products, this close proximity to customer manufacturing facilities is a critical factor in the customer's choice of supplier. We continue to add capacity in China as the Asia market for butyllithium grows. We are the only producer of high purity lithium metal in the Western Hemisphere. Our metal distillation technology has been improved upon since we adopted it in 2012. We are evaluating expansion of our lithium metal production capabilities as demand increases for our existing metal products, while also developing new metal products.

Low Cost Operations with Capability to Significantly Expand Capacity as Demand Grows

In 2017 and for the six months ended June 30, 2018, we generated an Adjusted EBITDA margin of 36% and 45%, respectively. Our Adjusted EBITDA margin is a function of our low cost position. According to Roskill, in 2018 we operate the lowest cost lithium carbonate and lithium hydroxide operations globally. We believe this leading cost position allows our company to operate profitably across varying market conditions. The low-cost position we enjoy means that we can continue to invest in expanding our production capacity as demand grows and have confidence that we will generate attractive financial returns on our investments.

by the end of 2025. To date, we have invested approximately $321 million in the construction of our facilities, and we incurred approximately $1.6 million and $2.3 million in maintenance capital expenditures for the years ended December 31, 2016 and 2017, respectively.

Mineral concession rights

MdA holds title to mineral concession rights for its extraction activities in Salar del Hombre Muerto. These mineral concession rights cover an area of approximately 327 square kilometers and are granted to MdA pursuant to the Argentine Mining Code. See "Argentine Law and Regulation" for more information. Pursuant to the Argentine Mining Code, MdA's mineral concession rights are valid until the deposit is depleted of all minerals. The concession rights may be rescinded if we fail to pay fees or do not actively extract minerals for a period lasting more than four years.

In 1991, MdA entered into an ongoing agreement, for so long a time as our mineral concession is valid, with the Argentine federal government and the Catamarca province in connection with the development of the Salar del Hombre Muerto exploration site. Following legislative and constitutional reforms in 1993 and 1994, the Argentine federal government assigned all of its rights and obligations under the agreement to the Catamarca province. Today, the agreement governs limited matters relating to our production activities, including: (i) an obligation for the province to indemnify us for any claim from third parties related to the Salar del Hombre Muerto property, interprovincial border conflicts, exploration, development, exploitation or other claims that may affect our mining claims, (ii) a requirement that our Argentine operations utilize a certain percentage of local labor, (iii) a permanent cap in MdA's provincial and municipal tax rates, (iv) an obligation to provide the Catamarca province with other minerals that MdA extracts but elects not to exploit commercially; (v) an obligation to supply Argentina's domestic market demand for lithium compounds; and (vi) an exemption from paying water fees (although we pay other obligations under a trust agreement, see "—Raw Materials—Water"). The agreement also grants to the Catamarca province an immaterial minority ownership stake in MdA, which enables the province to receive certain dividends (which are applied to reduce royalty payments, as described below) and to appoint two of MdA's eight member Board of Directors and one of MdA's three member audit committee. The term of the agreement expires when MdA ceases to extract and produce lithium compounds from Salar del Hombre Muerto.

MdA is required to pay the Catamarca province an immaterial semi-annual "canon" fee pursuant to the Argentine Mining Code and royalties equal to 3% of the pithead value of the minerals extracted by MdA pursuant to the Argentine Mining Investment Law and Catamarca provincial law. Total payments to the Catamarca province equaled $3.3 million and $2.1 million for the years ended December 31, 2017 and 2016, respectively. Under an amendment to its long term agreement with Catamarca entered into in 2018, and contingent upon the receipt of certain required permits, MdA will instead pay the Catamarca province a monthly contribution and royalty payment. Together, the contribution and royalty amount will equal 2% of sales of products in a given month measured at the higher of MdA's average invoice price or an average international price for similar products, net of tax. Under the amendment, MdA also agreed to (1) an annual corporate social responsibility ("CSR") budget equal to 0.3% of its annual sales calculated in a manner consistent with the contribution and royalty agreements described above and (2) an amendment of its payment obligations under its trust agreement with the Catamarca province, as described in "—Raw Materials—Water." Royalty payments to the province are netted to give effect to any dividends it receives as a result of its ownership stake in MdA. Total payments to the Catamarca province, including water trust and CSR payments, would have been approximately $6.5 million and $4.6 million for the years ended December 31, 2017 and 2016 had the amendment described above been in effect for such periods.

A portion of the territory governed by our concession rights is subject to a longstanding border dispute between Catamarca and the adjacent Salta province. The border dispute has not impacted our operations for the 21 years we have been operating in Argentina and we do not expect that it will impact our operations going forward. We estimate the total area in dispute represents approximately 7.6% of our concession (approximately 25 square kilometers). We do not view this as material, especially considering that the area in question is largely

MANAGEMENT

Executive Officers

The following table sets forth information regarding the executive officers of Livent as of   , 2018:

Name	Age	Position
Paul W. Graves	47	President, Chief Executive Officer and Director
Gilberto Antoniazzi	51	Vice President and Chief Financial Officer
Thomas Schneberger	47	Vice President and Chief Operating Officer
Sara Ponessa	47	Vice President, General Counsel and Secretary

Board of Directors

The following table sets forth information regarding the current directors of Livent and persons who will become directors of Livent immediately prior to this offering:

Name	Age	Position
Pierre R. Brondeau	60	Chairman and Director
Paul W. Graves	47	President, Chief Executive Officer and Director
Robert C. Pallash	67	Director
G. Peter D'Aloia	73	Director
Michael F. Barry	60	Director
Steven T. Merkt	51	Director
Andrea E. Utecht	69	Director

The following sets forth certain biographical information with respect to our executive officers, directors and nominees for director.

Paul W. Graves, President, Chief Executive Officer and Director

Mr. Graves currently serves as our President, Chief Executive Officer and Director, positions he has held since May 2018. Prior to serving as Livent's Chief Executive Officer, Mr. Graves served as Executive Vice President and Chief Financial Officer of FMC from 2012 to 2018. Mr. Graves previously served as managing director and partner in the Investment Banking Division at Goldman Sachs Group in Hong Kong, where he was the co-head of Natural Resources for Asia (excluding Japan). In that capacity, he was responsible for managing the company's Pan-Asian Natural Resources Investment business. Mr. Graves also served as Global Head of Agricultural Investment Banking and Global Head of Chemical Investment Banking for Goldman Sachs, which he joined in 2000. Mr. Graves previously held finance and auditing roles of increasing responsibility at Ernst & Young, British Sky Broadcasting Group, ING Barings and J. Henry Schroder & Co. Mr. Graves's in-depth knowledge of the lithium business, his experience as FMC's Chief Financial Officer and his financial expertise enables him to offer valuable insights to our Board of Directors.

Gilberto Antoniazzi, Vice President and Chief Financial Officer

Mr. Antoniazzi currently serves as our Vice President and Chief Financial Officer, a position he has held since May 2018. From 2013 to 2018, he was the Chief Financial Officer for FMC's Agricultural Solutions business segment. Earlier in his career, Mr. Antoniazzi held leadership and executive positions of increasing responsibility at FMC, including Chief Financial Officer for the Latin America Region from July 2004 to September 2013, and Finance Director for the Europe, Middle East & Africa Region from January 2000 to June 2004. Mr. Antoniazzi joined FMC in 1993. He has significant international experience including assignments in Argentina, Belgium, Brazil and Turkey.

another company is a "controlled company" and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our Board of Directors consist of independent directors, (2) that our Board of Directors have a Compensation and Organization Committee that is comprised entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (3) that our Board of Directors have a Nominating and Corporate Governance Committee that is comprised entirely of independent directors with a written charter addressing the committee's purpose and responsibilities. For at least some period following this offering, we intend to utilize these exemptions. As a result, immediately following this offering we do not expect that our Compensation and Organization Committee or Nominating and Corporate Governance Committee will be comprised entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a "controlled company" and our common stock continues to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Board Structure and Compensation of Directors

Following completion of this offering, our Board of Directors will have seven members, consisting of Mr. Graves, our President and Chief Executive Officer, four other officers and directors of FMC, and two directors who are not affiliated with FMC. Messrs. Pallash, D'Aloia, Barry and Merkt will be "independent directors" under the listing standards of the NYSE. Messrs. Barry and Merkt, who are not affiliated with FMC, were selected by FMC following an extensive search and review by FMC of these individuals' experience, qualifications, attributes, skills and independence from both companies.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2019, 2020 and 2021, respectively.

(1) Our Class I directors will be Messrs. Barry and Merkt, and their terms will expire at the first annual meeting of stockholders to be held following the completion of this offering.

(2) Our Class II directors will be Mr. Graves and Ms. Utecht, and their terms will expire at the second annual meeting of stockholders to be held following the completion of this offering

(3) Our Class III directors will be Messrs. Brondeau, D'Aloia and Pallash, and their terms will expire at the third annual meeting of stockholders to be held following the completion of this offering.

At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board of Directors.

All of our non-employee directors will receive an annual cash retainer of $75,000, or a pro rata amount for any portion of a year served. The retainer will be paid in quarterly installments in cash, unless the director elects to receive all or part of it in restricted stock units. Restricted stock units paid in respect of the annual retainer are subject to forfeiture on a pro rata basis if the director does not serve for the full year in respect of which the retainer is paid. The forfeiture condition will be waived in the event of a change in control of the Company or if the director's service ceases due to his or her death or disability. The lead director or any non-executive Chairman of the Board will be paid an additional cash retainer of $20,000 per year, and the directors who chair the Audit Committee, the Compensation and Organization Committee and the Nominating and Corporate Governance Committee will be paid an additional cash retainer of $20,000, $15,000 and $10,000 per year, respectively. Each member of the Audit Committee, other than the Audit Committee Chair, will also receive an additional cash retainer of $5,000 per year.

Each of our non-employee directors will also receive an annual grant of restricted stock units having a grant date value of $90,000, or a pro rata amount for any portion of the year served. These restricted stock units vest at the Company's next annual meeting of stockholders following the date of grant or, if sooner, upon a change in control of the Company. In addition, these restricted stock units will vest on a pro rata basis in the event of the director's death before the next annual meeting date.

Each of our non-employee directors serving on our Board of Directors on the date of the completion of this offering will receive an initial award of restricted stock units under the Livent Corporation Incentive Compensation and Stock Plan, which we refer to as the "Director IPO Award", with the number of shares underlying such award equal to $90,000 divided by the initial public offering price per share of Company common stock, prorated to reflect the number of days between the effective date of this offering and May 1, 2019. The Director IPO Awards will vest in accordance with the terms described in the immediately preceding paragraph.

Directors who are also full-time officers or employees of the Company will receive no additional compensation for serving as directors.

Board Committees

Audit Committee

After the completion of the offering, the members of our Audit Committee will be Messrs. Barry, Merkt and D'Aloia. Mr. Barry will be the chairman of our Audit Committee. Each of the members of our Audit Committee meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations. Each member of our Audit Committee is financially literate, and our Board of Directors has determined that each is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on them any duties, obligations or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board of Directors. Our Audit Committee is directly responsible for, among other things:

- reviewing the effectiveness and adequacy of our internal controls;

- reviewing the annual report, proxy statement and periodic SEC filings and ensuring that our financial reports fairly represent our operations;

- reviewing the effectiveness, scope and performance of activities of the independent registered public accounting firm and the internal auditor function;

- reviewing significant changes in accounting policies;

- selecting the independent registered public accounting firm and confirming its independence;

- reviewing potentially significant litigation;

- reviewing federal income tax issues;

- reviewing our policies with respect to risk assessment and risk management;

- reviewing with management our earnings releases;

- monitoring our compliance with legal and regulatory requirements; and

- pre-approving audit and non-audit services provided by the independent registered public accounting firm.

Compensation and Organization Committee

The Compensation and Organization Committee will be comprised of three directors. So long as FMC beneficially owns more than a majority of the voting power of our outstanding common stock and we remain a "controlled company", we will not be required to have a Compensation and Organization Committee comprised

(ii) the replacement of the majority of FMC's directors at any time following the effective date of the Executive Severance Agreement (other than by directors approved by a majority of FMC's remaining incumbent directors);

(iii) the consummation of a reorganization, merger or consolidation, sale or other disposition of all or substantially all of the assets of FMC, or acquisition by FMC of the assets or stock of another entity (unless (a) all or substantially all of the holders of FMC's common stock and outstanding voting securities continue to beneficially own more than 60% of the outstanding common stock and combined voting power of FMC (or the surviving or resulting entity from such transaction) in substantially the same proportions as their ownership prior to such transaction, (b) no third-party will beneficially own 20% or more of the outstanding shares of common stock or combined voting power of FMC (or the surviving or resulting entity from such transaction), except to the extent that such ownership existed prior to such transaction and (c) FMC's incumbent directors constitute at least a majority of the members of the board of directors of FMC (or the surviving or resulting entity) following such transaction); or

(iv) the approval by the stockholders of FMC of a complete liquidation or dissolution of FMC.

• "Good Reason" generally means the occurrence of one or more of the following events without the NEO's express written consent:

(i) the assignment of the NEO to duties materially inconsistent with the NEO's authorities, duties, responsibilities and status (including offices, titles and reporting requirements) as an employee of FMC (including, without limitation, any material change in duties or status as a result of the stock of the FMC ceasing to be publicly traded or of FMC becoming a subsidiary of another entity), or a reduction or alteration in the nature or status of the NEO's authorities, duties, or responsibilities from the greatest of those in effect (a) immediately preceding FMC's entry into any definitive agreement to conduct the change in control, or (b) immediately preceding the change in control;

(ii) FMC requiring the NEO to be based at a location which is at least 50 miles further from the NEO's then current primary residence than such residence is from the office where the NEO is located at the time of the change in control, except for required travel on FMC's business to an extent substantially consistent with the NEO's business obligations;

(iii) a reduction by FMC in the NEO's base salary;

(iv) a material reduction in the NEO's level of participation in any of FMC's short- and/or long-term incentive compensation plans, or employee benefit or retirement plans, policies, practices, or arrangements in which the Executive participates from the greatest of the levels in place: (a) immediately preceding FMC's entry into any definitive agreement to conduct the change in Control, or (b) immediately preceding the change in control; and

(v) the failure of FMC to obtain a satisfactory agreement from any successor to FMC to assume and agree to perform the Executive Severance Agreement, as contemplated by the Executive Severance Agreement.

In each case, the NEO must notify FMC in writing of such event alleged to constitute good reason within 90 days following the initial occurrence thereof. FMC then has 30 days after receipt from the NEO of such written notice to cure the event giving rise to good reason. If FMC fails to cure the event within the 30-day period, the NEO must resign from his employment with FMC within two years following the initial occurrence of such event.

In connection with the consummation of this offering, we intend to enter into executive severance agreements with certain of our executives (including our NEOs) on terms and conditions that are substantially similar to the terms and conditions of the FMC Executive Severance Agreements, a form of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

FMC Executive Severance Guidelines

FMC maintains Executive Severance Guidelines, which we refer to as the FMC Severance Guidelines, which provide for the payment of severance pay and benefits in the event of an executive's termination of employment by FMC without cause (other than in connection with a change in control of FMC). No NEO has a contractual entitlement to any severance pay or benefits under the FMC Severance Guidelines, and the Compensation and Organization Committee of the board of directors of FMC has the discretion to enhance or reduce the severance pay or benefits under the FMC Severance Guidelines in any specific case. As a condition to receiving any severance pay or benefits under the FMC Severance Guidelines, the NEO must execute a release of claims in favor of FMC, as well as a non-solicitation, non-competition and confidentiality agreement. The FMC Severance Guidelines provide for the following:

- an amount equal to 12 months of the NEO's base salary, payable in a lump sum;

- an amount equal to the NEO's target annual incentive award;

- a prorated target bonus for the year of termination;

- transition benefits (e.g., outplacement assistance and financial/tax planning); and

- continuation of health benefits for the one-year period following the date of termination.

In connection with the consummation of this offering, we intend to adopt executive severance guidelines for the benefit of our executives with terms and conditions that are substantially similar to the terms and conditions of the FMC Executive Severance Guidelines.

FMC Equity Awards

The following is a summary of the treatment of outstanding FMC equity incentive awards held by our NEOs as of December 31, 2017 on certain specified terminations of employment (including those in connection with a change in control of FMC), as set forth in the FMC ICSP and the applicable award agreements granted thereunder to the NEOs.

Termination of Employment following a Change in Control of FMC

In the event of a Change in Control Termination, contingent on the NEO's execution of a release of claims in favor of FMC and its affiliates, the NEO's outstanding FMC equity incentive awards will be treated as follows:

- All outstanding and unvested stock options will vest and become exercisable on the termination date, and will remain exercisable for up to three months following the termination date;

- All outstanding and unvested RSUs will vest on the termination date, and the underlying FMC shares will be delivered promptly thereafter;

- "Banked" PRSUs will vest, and will be delivered thereafter; and

- "Unbanked" PRSUs will vest assuming achievement of the applicable performance conditions at the target performance level, and will be delivered thereafter.

Termination of Employment Without Cause (other than in connection with a Change in Control of FMC)

In the event of a termination of an NEO's employment by FMC without cause (other than in connection with a change in control of FMC), contingent on the NEO's execution of a release of claims in favor of FMC and its affiliates, the NEO's outstanding FMC equity incentive awards will be treated as follows:

- Outstanding and unvested stock options that would have vested within one year following the termination date will vest and become exercisable on their regularly scheduled vesting dates, and will remain exercisable for one year thereafter;

116

granted the employee a stock option. SARs typically expire ten years after grant, or earlier if the participant terminates employment before that time, unless otherwise provided in a participant's award agreement.

- *Management Incentive Awards*. The Stock Plan allows for the grant of management incentive awards. Management incentive awards represent the right to receive a specified amount of cash upon the achievement of performance goals approved by the Compensation and Organization Committee.

- *Converted Awards*. The Stock Plan provides for the grant of Converted Awards as a result of the adjustment and conversion of FMC equity awards into Company equity awards at the Distribution pursuant to the Employee Matters Agreement. The terms and conditions of the Stock Plan apply to Converted Awards only to the extent that such terms and conditions are not inconsistent with the terms of the Employee Matters Agreement and the terms of the applicable Converted Awards assumed by the Company in accordance with the Employee Matters Agreement. For additional details regarding the treatment of outstanding equity awards in connection with the Distribution, see "Certain Relationships and Related Party Transactions—Relationship with FMC—Employee Matters Agreement".

Eligibility

Key employees, directors and consultants of the Company and its divisions, subsidiaries and affiliates (including partnerships, joint ventures or other entities in which the Company has a substantial investment) are eligible to be granted awards under the Stock Plan based on the Compensation and Organization Committee's determination that an award to such individual will further the Stock Plan's stated purpose (as described above). Holders of options and other types of awards granted by a company or other business that is acquired by us or with which we combine are eligible for grants of substitute awards under the Stock Plan to the extent permitted under applicable regulations of any stock exchange on which the Company is listed.

In addition, current FMC employees and other service providers are eligible to participate in the Stock Plan solely with respect to any Converted Awards received by such individuals in connection with the Distribution pursuant to the terms of the Employee Matters Agreement. For additional details regarding the treatment of outstanding equity awards in connection with the Distribution, see "Certain Relationships and Related Party Transactions—Relationship with FMC—Employee Matters Agreement".

Vesting

The Compensation and Organization Committee determines the vesting conditions for awards. A time-based condition requires that the participant be employed or otherwise in the service of the Company for a certain amount of time in order for the award to vest. A performance-based condition requires that certain performance criteria be achieved in order for the award to vest.

For purposes of Converted Awards held by FMC employees or other FMC service providers, employment or service with FMC and its affiliates will be counted towards satisfying any service-vesting conditions applicable to such Converted Awards.

Shares of Stock Available for Issuance

Subject to adjustment (as described above), and except for substitute awards, the maximum number of shares of Company common stock authorized for issuance pursuant to awards under the Stock Plan will be 4,290,000 shares (representing 3% of the issued and outstanding shares of Company common stock following this offering before the exercise of the underwriters' overallotment option), which we refer to as the "Initial Share Pool", plus the number of shares of Company common stock underlying Converted Awards. In addition, beginning on January 1, 2019, and on January 1 of each year thereafter until and including the year ending December 31, 2028, the total number of shares of Company common stock reserved for issuance under the Stock

Plan will increase automatically by the lesser of (i) 3% of our issued and outstanding shares of Common Stock as of such date and (ii) such other number of shares as determined by our Board of Directors in its discretion. The Compensation and Organization Committee may utilize any of these shares toward the grant of any type of award under the Stock Plan.

Award Limits

The maximum number of shares of Company common stock available for issuance under the Stock Plan with respect to incentive stock options will be equal to the Initial Share Pool.

No non-employee director may receive, in his or her capacity as a non-employee director, awards in any calendar year that exceed $250,000 in grant-date fair value, as measured for accounting purposes. This limit on non-employee director awards excludes awards made to a non-executive chairman of the Board in that capacity and any Converted Awards.

Recycling of Shares

Liberal share recycling is prohibited under the Stock Plan. If a stock option or SAR is exercised, the full number of shares subject to the exercise will count against the number of shares remaining available for issuance under the Stock Plan and cannot be recycled back into the available pool of shares. This is the case even if the participant satisfied the option price of the stock through a net cashless exercise of the option (cancellation of a portion of the option to cover the cost of exercising the balance of the option) or by delivering shares to the Company. Similarly, even if the Company delivered a net number of shares to a participant upon exercise of a SAR, the full number of shares subject to that SAR will count against the number of shares remaining for issuance under the Stock Plan. Shares withheld to satisfy tax withholding requirements, and shares repurchased on the open market by the Company using proceeds from the exercise of a stock option, will also count against the number of shares remaining for issuance under the Stock Plan.

Share recycling is permitted in the limited circumstance when an award is forfeited, cancelled or has expired. The shares subject to such an award will become available again for issuance under the Stock Plan. However, no share recycling is permitted with respect to Converted Awards, and any shares underlying a Converted Award that is forfeited or cancelled or that otherwise terminates, expires or lapses without the delivery of shares or the payment of any consideration, or that is tendered or withheld from a Converted Award to satisfy tax withholding requirements or to pay any applicable exercise price, in either case, will not again become available for delivery in connection with new awards under the Stock Plan.

Change in Control

In the event of a change in control (defined in a manner similar to that under the FMC Executive Severance Agreements, as described above) of the Company, there is no automatic acceleration of the vesting of awards granted under the Stock Plan. To the extent a participant's award agreement does not provide for particular treatment upon a change in control, the Compensation and Organization Committee will have discretion as to how to treat the awards. The Compensation and Organization Committee may make substitutions, adjustments or settlements of outstanding awards in its discretion upon a change in control, subject to applicable law. The Compensation and Organization Committee may cancel any outstanding vested stock options or SARs that have not been exercised prior to the change in control, irrespective of the terms set forth elsewhere in the Stock Plan or in a participant's award agreement.

Upon a change in control, the Compensation and Organization Committee may terminate the award cycle early for any outstanding management incentive awards. The participant will receive the greater of (a) an amount equal to what he or she would have earned had the Company achieved target performance at the end of the full award cycle, pro-rated to reflect the portion of the award cycle that elapsed prior to the change in control, or (b) the amount that he or she otherwise would have earned based on the actual achievement of any performance goals prior to the change in control, unless the Compensation and Organization Committee determines otherwise.

<u>RSUs</u>

When shares of common stock or cash with respect to RSU awards are delivered to the participant, the value of the shares or cash is taxable to the participant as ordinary income. Delivery of shares or cash to participants under RSUs occurs either upon vesting or upon conclusion of any applicable deferral period, such as upon retirement from (or other termination of service on) the Board of Directors in the case of RSUs granted to Board members. Any gain or loss recognized upon a subsequent sale or exchange of the shares (if settled in shares) is generally treated as capital gain or loss.

Special IPO Awards

In connection with this offering, the Company will grant certain of our executives (including our NEOs) special, one-time equity awards, which we refer to as the "Special IPO Awards". The target grant date value of the Special IPO Awards granted to each of Messrs. Graves, Antoniazzi and Schneberger is $2,800,000, $900,000 and $900,000, respectively. The actual number of shares of Company common stock underlying the Special IPO Awards will be determined by dividing the grant date value of the award by the initial public offering price per share of Company common stock. The Special IPO Awards will be granted under the Livent Corporation Incentive Compensation and Stock Plan, 50% in the form of restricted stock units and 50% in the form of stock options. The Special IPO Awards will vest 50% on each of the third and fourth anniversaries of the date of grant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and

- any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under "Management—Board Structure and Compensation of Directors" and "Executive Compensation."

Relationship with FMC

Prior to the completion of this offering, through a series of steps, FMC will transfer to us substantially all of the assets and liabilities of the Lithium Business. In exchange, we will issue or transfer to FMC all of the issued and outstanding shares of our capital stock. Immediately following the completion of this offering, FMC will beneficially own 86.01% of our outstanding common stock (or 84.25% if the underwriters' option to purchase additional shares of common stock is exercised in full). FMC expects in all cases to retain at least 80.1% of the Company's outstanding common stock immediately following this offering. See "The Separation and Distribution Transactions" and "Risk Factors – Risks Related to the Separation".

In connection with this offering and the Separation, we and FMC intend to enter into, or have entered into, certain agreements that will provide a framework for our ongoing relationship with FMC. Of the agreements summarized below, the material agreements are filed as exhibits to the registration statement of which this prospectus is a part, and the summaries of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of such agreements.

Separation and Distribution Agreement

We intend to enter into a separation and distribution agreement with FMC immediately prior to the completion of this offering that will, together with the other agreements summarized below, govern the relationship between FMC and us following this offering.

Separation of assets and liabilities. The separation and distribution agreement generally allocates assets and liabilities to us and FMC according to the business to which such assets or liabilities relate. In particular, the separation and distribution agreement will provide, among other things, that, subject to the terms and conditions contained therein:

- all of the assets primarily related to the businesses and operations of FMC's Lithium Business, which we refer to as the "Lithium Assets," will be transferred to us or one of our subsidiaries;

- certain liabilities (whether accrued, contingent or otherwise and regardless of whether arising or accruing before, on or after the consummation of this offering) related to or arising out of the businesses and operations of FMC's Lithium Business, which we refer to as the "Lithium Liabilities," will be retained by or transferred to us or one of our subsidiaries;

- all of the assets and liabilities (whether accrued, contingent or otherwise and regardless of whether arising or accruing before, on or after the consummation of this offering) other than the Lithium Assets and the Lithium Liabilities (such assets and liabilities, other than the Lithium Assets and the Lithium Liabilities, are referred to as the "Parent Assets" and the "Parent Liabilities," respectively) will be retained by or transferred to FMC or its subsidiaries; and

Insurance. Our directors and officers will obtain coverage under a directors' and officers' insurance program to be established by us at our expense. After the later of October 1, 2018 or the closing of this offering, which we refer to as the "Trigger Date," we will arrange for our own insurance policies and will not benefit from any of FMC's or its affiliates' insurance policies. The separation and distribution agreement will also provide us limited rights to access existing FMC occurrence-based excess general liability policies for occurrences prior to the Trigger Date and set forth procedures for the administration of insured claims, which shall generally be controlled by FMC for our benefit, and not by us.

Mutual releases. Except for specific liabilities associated with the separation and distribution agreement or the other ancillary agreements described therein or rights to indemnification under such arrangements, we and FMC will release and forever discharge the other party from any and all liabilities, claims or conditions existing or alleged to have existed on or prior to the closing of this offering. The liabilities to be released will include liabilities arising under any contract or agreement, existing or arising from any acts or events occurring or failing to occur or any conditions existing before the completion of this offering.

Indemnification. Generally, each party will indemnify, defend and hold harmless the other party and its subsidiaries (and each of their affiliates) and their respective officers, employees and agents from and against any and all losses relating to, arising out of or resulting from: (i) liabilities assumed by the indemnifying party, (ii) liabilities associated with the business of the indemnifying party (following the Separation), (iii) any breach by the indemnifying party or its subsidiaries of the separation and distribution agreement and the other agreements described in this section (unless such agreement provides for separate indemnification) or (iv) any untrue statement of a material fact, or omission to state a material fact, with respect to information provided by the indemnifying party for use in, and contained in, any document disclosed to the SEC with respect to this offering or otherwise.

Termination. The separation and distribution agreement may be terminated at any time by mutual consent or in the sole and absolute discretion of FMC at any time prior to the closing of this offering. FMC also has the right to terminate any obligations relating to effecting the Distribution for any reason, in its sole and absolute discretion. In the event of a termination of the separation and distribution agreement on or after the completion of this offering, only the provisions of the separation and distribution agreement that obligate the parties to pursue the Distribution will be terminated.

Transition Services Agreement

We intend to enter into a transition services agreement to provide each other, on a transitional basis, certain administrative, human resources, treasury and support services and other assistance, each in a manner and scope generally consistent with the services provided by the parties to each other before the Separation. Pursuant to the transition services agreement, FMC will provide certain support services to us.

Services will be provided on a cost-plus basis.

The services provided under the transition services agreement will terminate at various times specified in the agreement. The party receiving services may terminate certain specified services with the consent of the providing party by giving prior written notice in accordance with the terms of the transition services agreement and paying any applicable termination charge. We have been preparing for the transition of the services to be provided by FMC under the transition services agreement from FMC, or third-party providers on behalf of FMC, to us. We anticipate that we will be in a position to complete the transition of those services on or before December 31, 2019.

Generally, the liabilities of each party providing services will be limited to the aggregate charges actually paid to such party by the other party pursuant to the transition services agreement. The transition services agreement also provides that the provider of a service will not be liable to the recipient of such service for any special, indirect, incidental or consequential damages.

Shareholders' Agreement

We intend to enter into a shareholders' agreement with FMC immediately prior to the completion of this offering that will govern the relationship between us and FMC as the owner of 86.01% of our outstanding common stock (or 84.25% if the underwriters' option to purchase additional shares of common stock from us is exercised in full) following this offering.

Covenants. Pursuant to the shareholders' agreement, upon the closing of this offering and until FMC ceases to hold a majority of our common stock, we shall not be permitted, without FMC's consent, to take any of the following actions:

- take any action which has the effect, directly or indirectly, of restricting or limiting the ability of FMC to freely sell, transfer, assign, pledge or otherwise dispose of its shares of our common stock or which would restrict or limit the rights of any transferee of FMC;

- take or fail to take, as applicable, any actions that reasonably could result in FMC being in breach of or in default under any of its outstanding indebtedness or any contract that imposes obligations on FMC;

- other than in connection with this offering, issue equity securities of any type or permit any of our subsidiaries to issue equity securities;

- dispose of assets, other than the sale of inventory in the ordinary course of business, with an aggregate value of more than $5,000,000 in any one such disposition, or $25,000,000 in the aggregate;

- acquire any business for aggregate consideration of more than $50,000,000 for such acquisition;

- acquire any equity or debt securities of any other person for aggregate consideration of more than $25,000,000 per acquisition, or $50,000,000 in the aggregate;

- incur or make any capital expenditures in excess of $10,000,000, or $50,000,000 in the aggregate, other than in accordance with any capital expenditure plan memorialized as of the time of the Separation;

- incur any indebtedness, other than pursuant to the revolving credit agreement described herein or (y) as would not exceed $50,000,000, in the aggregate; or

- settle, discharge or otherwise propose to settle or discharge any litigation or action (i) for which the amount in issue is in excess of $25,000,000, (ii) that seeks to impose any equitable remedy or (iii) that relates to the separation, this offering or the or any spin-off, split-off or other distribution of our stock by FMC.

No restriction on competition. We and FMC acknowledge and agree that nothing in the shareholders' agreement or the separation and distribution agreement shall be construed to create any restriction on the ability of either of us or FMC to engage in any business or other activity, including any activity which competes with the business of the other group, or to engage in any specific line of business or operate in any specific geographic area.

Non-solicitation. The shareholders' agreement will provide that during the twelve-(12-) month period following the date FMC ceases to hold a majority of our common stock, neither us nor FMC will solicit, aid, induce or encourage any employee of the other to leave his or her employment or hire any such employee, subject to customary exceptions.

Auditors and audits; annual financial statements and accounting. Pursuant to the shareholders' agreement, we have agreed that, for so long as FMC is required to consolidate our results of operations and financial position or account for its investment in our company under the equity method of accounting, we will, among other things, cooperate with FMC in the preparation of audited financial statements and quarterly financial statements, not change our independent auditors without FMC's prior written approval, use our reasonable best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit timely filing of FMC's financial statements, and consult with FMC regarding the timing and content of our earnings releases and cooperate fully with FMC in connection with any of its public filings.

Lithium Employees will be eligible to participate in compensation and benefit plans established by us or one of our subsidiaries that will generally recognize all service for FMC and its affiliates prior to the applicable Benefits Commencement Date for purposes of eligibility, vesting and benefit accruals.

We will reimburse FMC for any costs incurred by FMC to establish or design any of our or our subsidiaries' compensation or benefit plans.

Health and Welfare Benefit Plans. Effective as of the closing of this offering, we will assume all liabilities relating to health and welfare coverage or claims incurred prior to, on or after the closing of this offering by each Lithium Employee under FMC's health and welfare benefit plans (except that FMC will retain all liabilities and obligations under FMC's retiree health and welfare benefit plans). However, following the closing of this offering and prior to the applicable Benefits Commencement Date, Lithium Employees will generally continue to participate in FMC's health and welfare benefit plans, and any claims incurred by Lithium Employees prior to the applicable Benefits Commencement Date will continue to be covered under FMC's health and welfare benefit plans. We will reimburse FMC for the cost of continued participation in FMC health and welfare benefit plans in accordance with the terms of the transition services agreement (as described above in "—Transition Services Agreement").

Treatment of Annual Cash Incentive Awards. Each Lithium Employee participating in a cash bonus plan maintained by FMC for the 2018 performance year will remain eligible to receive such cash bonus award, subject to the terms of the applicable bonus plan and actual achievement of applicable performance goals determined as of the end of the performance period. The actual 2018 cash bonuses payable to Lithium Employees will be paid by us in accordance with the terms of the applicable FMC cash bonus plan, and FMC will reimburse us for the portion of such cash bonus awards that relates to the portion of the 2018 performance year that elapsed prior to the date of the closing of this offering.

Treatment of Outstanding Equity Awards. Effective as of the Distribution Date, each outstanding FMC equity award held by a Lithium Employee will be converted into a Company equity award. The number of Company shares subject to each converted award (and in the case of stock options, the exercise price of the award) will be adjusted to preserve the aggregate intrinsic value of the original FMC award as measured before and after the conversion, subject to rounding. Each such Company equity award will remain subject to the same terms and conditions (including vesting and payment schedules) as were applicable immediately prior to the above described conversion, except that the converted Company equity awards held by Lithium Employees will not be subject to any performance-based vesting conditions.

Effective as of the Distribution Date, outstanding FMC equity awards held by current FMC Employees will be converted into adjusted FMC equity awards and Company equity awards. The number of FMC shares or Company shares, as applicable, subject to each such converted award (and, in the case of stock options, the exercise price of the award) will be adjusted to preserve the aggregate intrinsic value of the original FMC award as measured before and after the conversion, subject to rounding. Each such adjusted FMC equity award and Company equity award will remain subject to the same terms and conditions (including vesting and payment schedules) as were applicable immediately prior to the above described conversion, including performance-vesting conditions (as may be adjusted by the FMC Compensation and Organization Committee in connection with the Distribution). Any FMC equity awards held by former FMC employees will only be converted into adjusted FMC equity awards (and will not be converted into Company equity awards).

Effective as of the Distribution Date, the Company will assume the obligation to settle and deliver the shares of Company common stock underlying all FMC equity awards converted into Company equity awards. For purposes of vesting for all equity awards, continued employment with or service to FMC or the Company, as applicable, will be treated as continued employment with or service to both FMC and the Company.

The Company will be responsible for the settlement of cash dividend equivalents on any Company equity awards held by a Lithium Employee, and FMC will be responsible for the settlement of cash dividend

PRINCIPAL STOCKHOLDERS

Prior to the completion of this offering, all shares of our common stock were owned by FMC. Upon completion of this offering, FMC will beneficially own approximately 86.01% of our outstanding common stock, assuming the underwriters' over-allotment option is not exercised, and 84.25%, if it is exercised in full.

The following table sets forth information regarding beneficial ownership of our common stock immediately prior to the pricing of this offering, and as adjusted to reflect the Separation for:

- each person whom we know to own beneficially more than 5% of our common stock;

- each of the directors and named executive officers individually; and

- all directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of October 1, 2018. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 123,000,000 shares of common stock outstanding prior to this offering, on a pro forma basis giving effect to the Separation. Unless otherwise indicated, the address for each listed stockholder is: c/o Livent Corporation, 2929 Walnut Street, Philadelphia, Pennsylvania, 19104. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

Name and Address of Beneficial Owner	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering (1)	
	Number	Percent	Number	Percent
FMC[2]	123,000,000	100%	123,000,000	86.01%
Executive Officers and Directors				
Paul W. Graves	—	—	—	—
Gilberto Antoniazzi	—	—	—	—
Thomas Schneberger	—	—	—	—
Sara Ponessa	—	—	—	—
Pierre R. Brondeau	—	—	—	—
Robert C. Pallash	—	—	—	—
G. Peter D'Aloia	—	—	—	—
Michael F. Barry	—	—	—	—
Steven T. Merkt	—	—	—	—
Andrea E. Utecht	—	—	—	—
Directors and officers as a group (10 persons)	—	0%	—	0%

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(1) Assumes no exercise of the underwriters' over-allotment option. See "Underwriting."

(2) The address of FMC is FMC Corporation, 2929 Walnut Street, Philadelphia, Pennsylvania, 19104.

DESCRIPTION OF CAPITAL STOCK

We were incorporated in Delaware on February 27, 2018. The following information reflects our amended and restated certificate of incorporation and amended and restated bylaws as these documents will be in effect at the time of this offering. Our amended and restated certificate of incorporation and amended and restated bylaws will be filed as exhibits to the registration statement of which this prospectus forms a part, and we refer to them in this prospectus as the certificate of incorporation and bylaws, respectively. The following descriptions are summaries of the material terms of these documents and relevant sections of the DGCL and are qualified in their entirety by reference to the full text of the documents.

References in this section to "we," "us" and "our" refer to Livent and not to any of its subsidiaries.

General

Following this offering, our authorized capital stock will consist of 2,000,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Common stock outstanding. Immediately prior to this offering, there will be 123,000,000 shares of common stock outstanding, all of which were held of record by one stockholder. There will be 143,000,000 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered hereby. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy."

Rights upon liquidation. In the event of liquidation, dissolution or winding up of Livent, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our Board of Directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Livent without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, Livent has no plans to issue any of the preferred stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 143,000,000 shares of common stock outstanding, or 146,000,000 shares assuming the exercise of the underwriters' over-allotment option in full. Of these shares, 20,000,000 shares, or 23,000,000 shares if the underwriters exercise their over-allotment option in full, sold in this offering will be freely transferable without restriction (other than lock-up restrictions for any person purchasing shares in the directed share program) or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining 123,000,000 shares of common stock existing are "restricted shares" as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 of the Securities Act. As a result of the contractual lock-up period described below and the provisions of Rule 144, these shares will be available for sale in the public market as follows:

Number of Shares	Date
—	On the date of this prospectus.
123,000,000	After expiration of the lock-up period (subject to volume limitations).

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

- 1% of the number of shares of our common stock then outstanding, which will equal approximately 1,430,000 shares immediately after this offering, assuming no exercise of the underwriters' over-allotment option; or

- the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Registration Rights

Upon completion of this offering, FMC, the holder of 123,000,000 shares of common stock, will be entitled to various rights with respect to the registration of these shares under the Securities Act. See "Certain Relationships and Related Party Transactions—Relationship with FMC—Registration Rights Agreement." Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

FMC has indicated that after this offering it may terminate its ownership of our common stock through the Distribution. The Distribution would be subject to various conditions, including receipt of any necessary approvals, the existence of satisfactory market conditions, and, in the case of a tax-free transaction, an opinion of counsel confirming the tax-free treatment of the transaction to FMC and its shareholders. The conditions to any transaction involved in the Distribution may not be satisfied, or FMC may decide for any reason not to consummate the Distribution. See "Risk Factors—Risks Related to the Separation—The Distribution may not occur."

We are unable to predict whether significant numbers of shares will be sold in the open market or otherwise in anticipation of or following any exchange, distribution or sales of our shares by FMC.

Stock Options

Upon completion of this offering, options to purchase a total of 616,327 shares of common stock (assuming an initial public offering price of $20.00, which is the midpoint of the range set forth on the cover page of this prospectus) would be outstanding. An additional 3,673,673 shares of common stock (assuming an initial public offering price of $20.00, which is the midpoint of the range set forth on the cover page of this prospectus) would be available for future grants under our stock plans.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our incentive compensation and stock plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

We, our directors, executive officers and FMC, representing approximately 86.01% of the shares of our common stock upon completion of this offering, have agreed subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives of the underwriters. The lockup agreement with FMC contains an exception that permits FMC to effect the Distribution beginning 120 days after the date of this prospectus. See "Underwriting."

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Goldman Sachs & Co. LLC	
Credit Suisse Securities (USA) LLC	
Citigroup Global Markets Inc.	
Loop Capital Markets LLC	
Nomura Securities International, Inc.	
Total	20,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are $ per share. The following table shows the per share and total underwriting discounts and commissions. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Underwriting discounts and commissions paid by us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $7.3 million, of which $0.6 million is payable by us and the remainder is payable by FMC. We and FMC have agreed to reimburse the underwriters for certain expenses relating to this offering.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 3,000,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

Directed Share Program

The underwriters have reserved for sale at the initial public offering price up to 1,000,000 shares of common stock for directors, officers, certain employees and other persons associated with us who have expressed an interest in purchasing common stock in the offering. We will offer these shares to the extent permitted under applicable regulations in the United States. Pursuant to the underwriting agreement, the sales will be made by Credit Suisse Securities (USA) LLC through a directed share program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Each person buying shares through the directed share program will be subject to a 180-day lock-up period with respect to such shares. We have agreed to indemnify Credit Suisse Securities (USA) LLC in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program.

No Sales of Similar Securities

We, FMC, our executive officers and our directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs & Co. LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

- offer, pledge, sell or contract to sell any common stock,

- sell any option or contract to purchase any common stock,

- purchase any option or contract to sell any common stock,

- grant any option, right or warrant for the sale of any common stock,

- lend or otherwise dispose of or transfer any common stock,

- request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

- enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by

147

Report of Independent Registered Public Accounting Firm

To the Board of Directors
FMC Lithium:

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of FMC Lithium, as defined in Note 1 (collectively, "FMC Lithium" or the "Company"), as of December 31, 2017 and 2016, the related combined statements of operations, combined statements of comprehensive income, combined statements of cash flows, and combined statements of changes in net parent investment for the years then ended, and the related notes and financial statement schedule II - valuation and qualifying accounts and reserves (collectively, the "combined financial statements"). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of FMC Lithium as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of FMC Lithium's management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FMC Lithium in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Adoption of ASU 2017-07

As discussed in Note 4 to the combined financial statements, the Company changed the presentation of pension related costs for the years end December 31, 2017 and 2016 due to the retrospective adoption of Accounting Standards Update No. 2017-07, *Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost."*

/s/ KPMG LLP

We have served as the Company's auditor since 2017.

Philadelphia, Pennsylvania
June 22, 2018, except for the impact of the adoption of ASU No. 2017-07 as discussed in Note 4, as to which the date is October 1, 2018

FMC Lithium
COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2017	**2016**
	(in Millions)	
Revenue	$347.4	$264.1
Costs and Expenses		
Costs of sales	198.6	175.8
Gross Margin	**$148.8**	**$ 88.3**
Selling, general and administrative expenses	13.4	12.0
Corporate allocations	22.1	13.2
Research and development expenses	3.1	3.1
Restructuring and other charges	8.7	1.0
Total costs and expenses	$245.9	$205.1
Income from operations before non-operating pension expense and settlement charges, interest expense, net and income taxes	$101.5	$ 59.0
Interest expense, net	—	0.9
Non-operating pension expense and settlement charges	31.4	3.6
Income from operations before income taxes	$ 70.1	$ 54.5
Provision for income taxes	27.9	7.4
Net income	**$ 42.2**	**$ 47.1**

The accompanying notes are an integral part of these annual combined financial statements.

resources, legal, accounting and other services, have been allocated to us and are reflected as expenses in these combined financial statements. Expenses have been allocated on the basis of direct usage when identifiable, with the remainder allocated on the basis of fixed costs, revenue, operating income or headcount. We consider the expense allocation methodology and results to be reasonable and consistently applied for all periods presented. However, these allocations may not be indicative of the actual expenses we would have incurred as an independent public company or of the costs we will incur in the future.

The combined balance sheets of the Lithium Business include FMC's assets and liabilities that are specifically identifiable or otherwise will be transferred to us, including subsidiaries and affiliates in which the Lithium Business has a controlling financial interest.

Net parent investment. Net parent investment represents our Parent's historical investment in us, our accumulated net earnings after taxes and the net effect of transactions with and allocations from our Parent.

Note 4: Recently Issued and Adopted Accounting Pronouncements and Regulatory Items

New accounting guidance and regulatory items

In February 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-02, *Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income*. This new standard permits a company to reclassify the income tax effects of the change in the U.S federal corporate income tax rate on the gross deferred tax amounts and related valuation allowances as well as other income tax effects related to the application of the Act within Accumulated other comprehensive income ("AOCI") to retained earnings. There are also new required disclosures such as a description of the accounting policy for releasing income tax effects from AOCI as well as certain disclosures in the period of adoption if a company elects to reclassify the income tax effects. The new standard is effective for fiscal years beginning after December 15, 2018 (i.e. a January 1, 2019 effective date), and interim periods within those fiscal years, with early adoption permitted. We are evaluating the effect the guidance will have on our consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, *Stock Compensation - Scope of Modification Accounting*. This ASU provides guidance on which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The new standard is effective for fiscal years beginning after December 15, 2017 (i.e. a January 1, 2018 effective date). We believe the adoption will not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses. The update is intended to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The new standard is effective for fiscal years beginning after December 15, 2019 (i.e. a January 1, 2020 effective date), with early adoption permitted for fiscal years beginning after December 15, 2018. We are evaluating the effect the guidance will have on our consolidated financial statements.

In February 2016, the FASB issued its new lease accounting guidance in ASU No. 2016-02, *Leases (Topic 842)*. Under the new guidance, lessees will be required to recognize for all leases (with the exception of short-term leases) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e. a January 1, 2019 effective date). While we are still evaluating the definitive impacts this ASU will have on our combined financial statements, we have performed an initial impact assessment by surveying the lease population. At a minimum, total assets and total liabilities will likely increase in the period of adoption.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, Accounting Standards Codification Topic 606. This standard requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This guidance replaced most existing revenue recognition guidance in U.S. GAAP. On January 1, 2018, we adopted ASU 2014-09 and its related amendments (collectively known as ASC 606) using the modified retrospective adoption method.

In order to adopt this standard, we performed an impact assessment by analyzing revenue transactions and arrangements that are representative of our business segments and their revenue streams. Additionally, we assessed any potential impacts on our internal controls and processes related to both the implementation and ongoing compliance of the new guidance.

The standard will impact our disclosures including new disclosures presenting further disaggregation of revenue. Based on our assessment, there was no cumulative catchup effect of initially applying ASC 606 that required an adjustment to our retained earnings.

Utilizing the practical expedients and exemptions allowed under the modified retrospective method, ASC 606 was only applied to existing contracts (i.e. those for which FMC has remaining performance obligations) as of January 1, 2018, and new contracts entered into after January 1, 2018. ASC 606 was not applied to contracts that were completed prior to December 31, 2017. As such, the information provided within these combined financial statements do not reflect the adoption of ASC 606.

The impacts of the adoption of ASC 606 will be provided in subsequent filings in 2018.

Recently adopted accounting guidance and regulatory items

In March 2017, the FASB issued ASU No. 2017-07, *Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost*. This ASU provides requirements for the presentation and disclosure of net benefit cost on the financial statements. The service cost component of net benefit cost is required to be presented in the income statement line item where the associated compensation cost is reported, while the other components of net benefit cost are required to be presented outside of operating income. The new standard is effective for fiscal years beginning after December 15, 2017 (i.e. a January 1, 2018 effective date). We adopted this standard on a retrospective basis in the first quarter of 2018. Our "Non-operating pension expense and settlement charges" were reclassified out of "Income from operations before interest expense, net and income taxes" and into "Income from operations before income taxes." There was no impact to "Net income" on our combined statements of operations.

In March 2016, the FASB issued ASU No. 2016-09, *Compensation - Stock Compensation (Topic 718)* ("ASU 2016-09"). ASU 2016-09 identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the combined statement of cash flows. The new standard was effective for annual reporting periods beginning after December 15, 2016, including interim periods within those years (i.e. a January 1, 2017 effective date). We adopted this standard prospectively beginning in 2017. The adoption impacted our recognition of excess tax benefit, which is recorded within "Provision for income taxes" on the combined statements of operations.

FMC Lithium
CONDENSED COMBINED BALANCE SHEETS
(UNAUDITED)

(in Millions)	Supplemental Unaudited Pro Forma June 30, 2018	June 30, 2018	December 31, 2017
ASSETS			
Current assets			
Cash and cash equivalents	$ 1.5	$ 1.5	$ 1.2
Trade receivables, net of allowance of $0.1 in 2018 and 2017	150.2	150.2	122.7
Inventories, net	52.4	52.4	49.6
Prepaid and other current assets	34.7	34.7	32.6
Total current assets	$238.8	$238.8	$206.1
Property, plant and equipment, net	235.3	235.3	220.7
Intangible assets, net	0.1	0.1	0.1
Deferred income taxes	1.7	1.7	2.4
Other assets	74.4	74.4	66.9
Total assets	**$550.3**	**$550.3**	**$496.2**
LIABILITIES AND NET PARENT INVESTMENT			
Current liabilities			
Accounts payable, trade and other	$ 45.4	$ 45.4	$ 59.7
Advanced payments from customers	—	—	1.8
Due to Parent	374.4	—	—
Accrued and other current liabilities	15.1	15.1	21.3
Income taxes	1.3	1.3	3.2
Total current liabilities	$436.2	$ 61.8	$ 86.0
Environmental liabilities	6.0	6.0	5.9
Deferred income taxes	7.9	7.9	8.2
Other long-term liabilities	11.1	11.1	10.7
Commitments and contingent liabilities (Note 14)			
Net parent investment			
Net parent investment	$135.9	$510.3	$431.0
Accumulated other comprehensive loss	(46.8)	(46.8)	(45.6)
Total parent investment	$ 89.1	$463.5	$385.4
Total liabilities and net parent investment	**$550.3**	**$550.3**	**$496.2**

The accompanying notes are an integral part of these condensed combined financial statements.

Business' future performance and do not necessarily reflect what its results of operations, financial position and cash flows would have been had the Lithium Business operated as a separate entity apart from FMC during the periods presented.

Our Parent's debt and related interest expense have not been allocated to us for any of the periods presented since we are not the legal obligor of the debt, and our Parent's borrowings were not directly attributable to us.

Supplemental Unaudited Pro Forma Balance Sheet

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of the offering. At or prior to the offering and Separation, Livent intends to distribute approximately $374.4 million to FMC. The supplemental unaudited pro forma statement of financial position as of June 30, 2018 gives pro forma effect to the assumed distribution as though it had been declared and was payable as of that date.

Note 3: Summary of Significant Accounting Policies

The significant accounting policies are described in the annual combined financial statements and accompanying notes for the years ended December 31, 2017 and 2016 included elsewhere in this prospectus.

Note 4: Recently Issued and Adopted Accounting Pronouncements and Regulatory Items

New accounting guidance and regulatory items

In March 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-05, *Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118*. This update amends several paragraphs in ASC 740, *Income Taxes*, that contain SEC guidance related to SAB 118, which was previously issued in December 2017 by the SEC. These amendments are effective upon inclusion in the codification. As discussed in our annual combined financial statements included elsewhere in this prospectus, we will continue to refine our calculations and finalize the accounting for the changes in tax law that occurred in December 2017 within the measurement period of up to one year. Refer to Note 11 for more information.

In February 2018, the FASB issued ASU No. 2018-02, *Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income*. This new standard permits a company to reclassify the income tax effects of the change in the U.S federal corporate income tax rate on the gross deferred tax amounts and related valuation allowances as well as other income tax effects related to the application of the Act within Accumulated other comprehensive income ("AOCI") to retained earnings. There are also new required disclosures such as a description of the accounting policy for releasing income tax effects from AOCI as well as certain disclosures in the period of adoption if a company elects to reclassify the income tax effects. The new standard is effective for fiscal years beginning after December 15, 2018 (i.e. a January 1, 2019 effective date), and interim periods within those fiscal years, with early adoption permitted. We are evaluating the effect the guidance will have on our combined financial statements.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses. The update is intended to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The new standard is effective for fiscal years beginning after December 15, 2019 (i.e. a January 1, 2020 effective date), with early adoption permitted for fiscal years beginning after December 15, 2018. We are evaluating the effect the guidance will have on our combined financial statements.

20,000,000 Shares

Common Stock

—————————

Livent Corporation

—————————

PRELIMINARY PROSPECTUS

—————————

BofA Merrill Lynch
Goldman Sachs & Co. LLC
Credit Suisse
Citigroup
Loop Capital Markets
Nomura

—————————

, 2018

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

	Amount to Be Paid
SEC registration fee	$ 65,860.50
FINRA filing fee	$ 69,500
Listing fee	$ 295,000
Transfer agent's fees	$ 5,000
Printing and engraving expenses	$ 125,000
Legal fees and expenses	$ 1,500,000
Accounting fees and expenses	$ 5,220,000
Miscellaneous	$ —
Total	$7,280,630.50

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Section 11 of the registrant's Bylaws provides for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant's amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant's Certificate of Incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Prior to the completion of this offering, the registrant intends to obtain additional liability insurance for its directors and officers to provide coverage, subject to certain exceptions, against non-indemnifiable loss from claims made against directors and officers in their capacity as such, including claims under the federal securities laws.

Item 15. Recent Sales of Unregistered Securities

We have not sold any securities, registered or otherwise, within the past three years, except as follows: On March 14, 2018, we issued 100 shares to our sole stockholder, FMC, for consideration of $1.00. On October 1, 2018, in part in exchange for the contribution by FMC of the assets related to the Lithium Business, we issued 122,999,900 shares to FMC. These issuances were both pursuant to the exemption from registration in Section 4(a)(2) of the Securities Act because the offer and issuance of the shares did not, or will not, involve a public offering. We have not otherwise sold any securities, registered or otherwise, within the past three years.

Item 16. Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
1.1	Form of Underwriting Agreement
3.1	Certificate of Incorporation of Livent Corporation
3.2	By-Laws of Livent Corporation
4.1	Form of Common Stock Certificate
5.1	Opinion of Davis Polk & Wardwell LLP
10.1	Form of Separation and Distribution Agreement
10.2	Form of Transition Services Agreement
10.3	Form of Shareholders' Agreement
10.4	Form of Tax Matters Agreement
10.5	Form of Registration Rights Agreement
10.6	Form of Employee Matters Agreement
10.7	Form of Trademark License Agreement
10.8	Form of Livent Corporation Incentive Compensation and Stock Plan
10.9*	Agreement dated as of February 21, 1991, as amended, among the Province of Catamarca, Argentina, FMC Corporation and Minera del Altiplano S.A.
10.10	Senior Credit Facility Agreement
10.11	Form of Livent Corporation Incentive Compensation and Stock Plan—IPO RSU Award Agreement
10.12	Form of Livent Corporation Incentive Compensation and Stock Plan—IPO Option Award Agreement
10.13	Form of Livent Corporation Incentive Compensation and Stock Plan—Non-Employee Director RSU Award Agreement (Annual Units)
10.14	Form of Livent Corporation Incentive Compensation and Stock Plan—Non-Employee Director RSU Award Agreement (Retainer Units)

Exhibit Number	Description
10.15	Form of Livent Corporation Executive Severance Plan
10.16	Form of Livent Corporation Executive Severance Agreement
10.17	Form of Livent Corporation Compensation Policy for Non-Employee Directors
21.1*	Subsidiaries of the registrant
23.1	Consent of KPMG LLP
23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5)
23.3*	Consent of Roskill Consulting Group Limited
23.4*	Consent of Bloomberg New Energy Finance
24.1*	Power of Attorney (included on signature page)
99.1	Consent of Robert C. Pallash, Director Nominee
99.2	Consent of G. Peter D'Aloia, Director Nominee
99.3	Consent of Michael F. Barry, Director Nominee
99.4	Consent of Steven T. Merkt, Director Nominee

* Previously filed.

(b) Financial Statement Schedules. Schedules are omitted because they are not required or because the information is provided elsewhere in the financial statements included in this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on the 1st day of October, 2018.

Livent Corporation

By: /s/ Paul W. Graves

    Name: Paul W. Graves
    Title: President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
_____*_____ Paul W. Graves	President, Chief Executive Officer and Director (principal executive officer)	October 1, 2018
_____*_____ Gilberto Antoniazzi	Vice President and Chief Financial Officer (principal financial officer)	October 1, 2018
_____*_____ Nicholas L. Pfeiffer	Chief Accounting Officer (principal accounting officer)	October 1, 2018
_____*_____ Pierre R. Brondeau	Chairman and Director	October 1, 2018
_____*_____ Andrea E. Utecht	Director	October 1, 2018

* By: /s/ Sara Ponessa
      Sara Ponessa
      Attorney-in-Fact